UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tokyo Lease Kabushiki Kaisha

(Name of Subject Company)

Tokyo Leasing Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Century Leasing System, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Century Leasing System, Inc.

Attn.: Yoichi Ogawara

Manager

Corporate Planning & Administration Division

World Trade Center Building, 4-1, Hamamatsu-cho 2-chome

Minato-ku, Tokyo 105-6110, Japan

(phone number: +81-3-3435-4409)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release, dated January 23, 2009, of Century Leasing System, Inc. (“Century Leasing”) and Tokyo Leasing Co., Ltd. (“Tokyo Leasing”) regarding the execution of a merger agreement between Century Leasing and Tokyo Leasing.[1]

2	English translation of the Notice dated February 9, 2009, of the Extraordinary General Meeting of Shareholders of Tokyo Leasing.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the public announcement included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Century Leasing System, Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 23, 2009.

[1]	Previously furnished to the Commission as part of Form CB on January 23, 2009.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Century Leasing System, Inc.

By:	/s/ Takao Arai
Name:	Takao Arai
Title:	President & CEO

Date: February 9, 2009

Exhibit 2

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Securities Code: 8579

February 9, 2009

To Those Shareholders with Voting Rights

Shunichi Asada
President & CEO
TOKYO LEASING CO., LTD.
10-1 Nishi-Shinjuku 6-chome,
Shinjuku-ku, Tokyo

Notice of Convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders, and place your vote in either of the following ways by no later than 5:30 p.m. on Tuesday, February 24, 2009.

Voting by paper ballot

Please return the enclosed Voting Rights Exercise Form with your selections. All forms must be received by the deadline mentioned above.

Voting via the Internet

Please access the website (http://www.it-soukai.com/), enter your “Voting Rights Exercise No.” and “Password” indicated in the enclosed Voting Rights Exercise Form, and indicate your decisions (for or against) by following the guidance on the screen.

1.	Date and Time:	Wednesday, February 25, 2009 at 10:00 a.m.

2.	Place:

AKIBA HALL, FUJISOFT Building 5F

3 Kanda-neribeicho, Chiyoda-ku, Tokyo

Please note that the meeting will be held at a different venue than the previous year due to the relocation of the Company’s headquarters.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3.	Agenda of the Meeting:

Proposals to be resolved:

	Proposal No. 1:	Approval of Merger Agreement between the Company and Century Leasing System, Inc.

	Proposal No. 2:	Distribution of Surplus

Notes:	1. If you plan to attend the meeting, please hand in your Voting Rights Exercise Form at the front desk when you arrive at the venue.
2. Subsequent amendments to the Reference Documents for the General Meeting of Shareholders (if any) will be listed on the Company’s website (http://www.tokyoleasing.co.jp).

Reference Documents for the General Meeting of Shareholders

Proposals and references

Proposal No. 1:	Approval of Merger Agreement between the Company and Century Leasing System, Inc.

1. Purpose of Merger

During a period of increasingly fierce competition from businesses both in and outside the industry, Japan’s leasing industry faces a period of significant upheaval, including as a result of disruption to international financial and capital markets triggered by events in the United States, reduced incentive to invest in infrastructure caused by a loss of business confidence, and the recent implementation of new leasing accounting standards. On a month-by-month basis leasing volumes of the whole industry have decreased, comparing such values from June 2007 as against values in the same month in 2008.

At the same time, there is healthy demand for outsourcing services that relate to product lifecycles from adoption to disposal and high demand especially among small and mid-sized businesses for stable financing, and society expects leasing companies to have the ability to respond to a diversifying range of client needs, as well as the ability to develop sophisticated products, propose solutions, provide information and perform other similar functions.

With this business climate in mind, the Company and Century Leasing System, Inc. (hereinafter referred to as “Century Leasing System”) entered into a master agreement on the merger dated September 29, 2008, after determining that the merger is the best option from a mid- to long-term perspective, based on the idea that restructuring their businesses to have a global competitive edge and proceeding with expansion of their business scale and strengthening of their operational base will lead to improved market competitiveness and an expanded revenue base, and contribute to improved corporate value and maximized shareholder value. The Company and Century Leasing System have now come to a final understanding and executed the merger agreement dated January 23, 2009 as a result of carefully discussing and deliberating the merger in accordance with the master agreement, including through the jointly-established Merger Preparation Committee, taking into account a variety of factors including the business conditions of both companies and changes in the social economic climate.

After the merger, the new corporation will become one of the largest leasing corporations in the industry with a strong and broad operational base, backed by a diverse range of major shareholders holding important positions in industries such as finance, commerce, and insurance, including Mizuho Financial Group, Inc., Itochu Corporation, Nippon Life Insurance Company, and Asahi Mutual Life Insurance Company. Along with advancing financial services such as leasing, the new corporation will deepen its focus on leasing IT-related equipment, aim to improve its product planning ability by strengthening broad financial and non-financial alliances with trading companies, and to provide products for core client needs. In addition to creating new markets in response to a broad client base that ranges from large businesses to small and mid-sized companies, the new corporation will strengthen its competitiveness globally in response to accelerated expansion overseas by Japanese domestic companies, and it will aim to offer the type of agile and flexible support that only a non-banking institution can supply, with the intention of becoming a comprehensive financial service corporation that provides broad-based solutions. The new corporation will also possess one of the leading group corporations in the auto leasing industry, and by establishing an improved cooperative framework incorporating both the leasing and auto leasing businesses, it will seek to broaden the group’s operational base, and further increase the synergy of the merger.

The new corporation will strengthen its management culture by efficiently reorganizing the Company’s and Century Leasing System’s substantial client bases, financing capabilities, know-how, and managerial resources; promote the provision of an even more diverse range of products, services, and solutions; and seek new progress and growth.

2. Outline of Merger Agreement

MERGER AGREEMENT (duplicate)

Century Leasing System, Inc. (“Century Leasing System”) and Tokyo Leasing Co., Ltd. (“Tokyo Leasing”) enter into this merger agreement dated January 23, 2009, as follows (this “Agreement”).

Article 1	Method of the Merger

Century Leasing System and Tokyo Leasing shall merge in a spirit of equality, and for procedural purposes, both parties shall execute an absorption-type merger under Article 749 of the Companies Act in accordance with this Agreement, with Century Leasing System as the surviving company and Tokyo Leasing as the dissolved company (the “Merger”).

Article 2	Trade Names and Locations of Companies Involved

1.	The trade names and locations of the surviving company and the dissolved company are as follows.

(1)	Trade name and location of the surviving company

Trade name:	Century Leasing System, Inc.

Location:	2-4-1 Hamamatsucho, Minato-ku, Tokyo

(2)	Trade name and location of the dissolved company

Trade name:	Tokyo Leasing Co., Ltd.

Location:	6-10-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

2.	At Century Leasing System’s Shareholders’ Meeting for Merger Agreement Approval (defined under Article 6 below; the same applies throughout this Agreement), Century Leasing System shall call for a shareholders’ meeting resolution for approval provided for under Article 466 of the Companies Act in relation to amending details of Century Leasing System’s Articles of Incorporation including amending Century Leasing System’s trade name to “Tokyo Century Lease Kabushiki Kaisha,” with the Effective Date of the Merger (defined under Article 5 below; the same applies throughout this Agreement) as the effective date of the amendments to the Articles of Incorporation.

Article 3	Number of Shares to be Delivered and Allocation upon the Merger

1.	Upon the Merger, Century Leasing System shall deliver to Tokyo Leasing shareholders registered as of the Effective Date of the Merger (but excluding Tokyo Leasing; the same applies throughout this Agreement) an amount of shares of Century Leasing System’s common stock that is equal to the total amount of shares of Tokyo Leasing common stock that the shareholders hold multiplied by 0.85 in exchange for the Tokyo Leasing common stock.

2.	Upon the Merger, Century Leasing System shall allocate shares of Century Leasing System’s common stock at a ratio of 0.85 shares per share of Tokyo Leasing common stock held to Tokyo Leasing shareholders as of the Effective Date of the Merger (but excluding Tokyo Leasing; the same applies throughout this Agreement).

Article 4	Amount of Capital and Reserves

Upon the Merger, Century Leasing System’s capital and reserves will increase by the amounts set out below pursuant to Article 59 of the Regulation concerning Company Calculation. However, Century Leasing System and Tokyo Leasing may change these amounts upon agreement through separate consultation between both parties in consideration of issues such as the financial conditions of Century Leasing System and Tokyo Leasing on the day before the Effective Date of the Merger and the applicable accounting treatments.

(1)	Capital: The amount of the Tokyo Leasing’s capital as of the date immediately preceding the Merger

(2)	Capital reserve: The amount of the Tokyo Leasing’s capital reserve as of the date immediately preceding the Merger

(3)	Retained earnings reserve: The amount of the Tokyo Leasing’s retained earnings reserve as of the date immediately preceding the Merger

Article 5	Effective Date of the Merger

The date on which the Merger becomes effective (the “Effective Date of the Merger”) will be April 1, 2009. However, Century Leasing System and Tokyo Leasing may change the Effective Date of the Merger upon agreement through separate consultation between both parties, if a change is required due to the status of progress with the Merger procedures or other such reasons.

Article 6	Shareholders’ Meeting for Merger Agreement Approval

Century Leasing System and Tokyo Leasing shall separately convene extraordinary shareholders’ meetings on February 25, 2009, and in addition to individually obtaining approval for a resolution at a shareholders’ meeting as provided under Article 795, Paragraph 1 of the Companies Act in the case of Century Leasing System and Article 783, Paragraph 1 of the Companies Act in the case of Tokyo Leasing, both parties shall call for resolutions relating to other matters necessary for the Merger (the shareholders’ meeting in this case, “Shareholders’ Meeting for Merger Agreement Approval”). However, Century Leasing System and Tokyo Leasing may change the convocation date of the Shareholders’ Meetings for Approval of the Merger upon agreement through separate consultation between both parties, if a change is required due to the status of progress with the Merger procedures or other such reasons.

Article 7	Succession of Company Assets

On the Effective Date of the Merger, Century Leasing System shall assume all of the assets, liabilities, rights, and obligations that Tokyo Leasing holds as of the Effective Date of the Merger.

Article 8	Management of Company Assets

From the execution date of this Agreement through the Effective Date of the Merger, Century Leasing System and Tokyo Leasing shall both execute their own duties and conduct management and administration of their own assets with the due care of a good manager, and unless otherwise provided for in this Agreement, Century Leasing System and Tokyo Leasing shall take actions that materially affect either party’s assets, rights, or obligations upon prior agreement through consultation between both parties.

Article 9	Maximum Amount of Dividends from Surplus

1.	Tokyo Leasing may, with the approval of Tokyo Leasing’s Shareholders’ Meeting for Merger Agreement Approval, declare dividends from its surplus to the shareholders entered or recorded in Tokyo Leasing’s final register of shareholders as of March 31, 2009 (“Shareholders Eligible for Dividends”), up to a maximum amount of JPY 14 per share of common stock held and a total of JPY 898,786,000, instead of declaring the year-end dividend for the fiscal year ending March 2009. However, Century Leasing and Tokyo Leasing may change the maximum amount of the dividends from surplus upon agreement through separate consultation between both parties.

2.	On the Effective Date of the Merger, Century Leasing System shall assume Tokyo Leasing’s obligation to pay dividends and shall pay dividends to Shareholders Eligible for Dividends if dividends from surplus are declared to Shareholders Eligible for Dividends in accordance with Article 9.1.

Article 10	Transfer of Employees

On the Effective Date of the Merger, Century Leasing System shall employ as employees of Century Leasing System all employees employed at Tokyo Leasing as of the Effective Date of the Merger, and Century Leasing System and Tokyo Leasing shall determine the treatment of these employees upon agreement through separate consultation between both parties, taking into consideration terms of employment and working conditions at Tokyo Leasing before the Merger.

Article 11	Century Leasing System Directors and Corporate Auditors Newly Appointed upon the Merger

The persons below will be newly appointed as Century Leasing System directors and corporate auditors upon the Merger, and Century Leasing System shall submit a proposal for the appointment of directors and corporate auditors with these persons as candidates at its Shareholders’ Meeting for Merger Agreement Approval, and obtain a resolution for approval of these appointments. However, the newly-appointed Century Leasing System directors and corporate auditors shall assume their positions on the Effective Date of the Merger.

(1)	Directors: Shunichi Asada, Koichi Nakajima, Hideo Kondo, Makoto Nogami

(2)	Corporate Auditors: Mikio Nishimura, Tetsuro Ito, Osamu Saito

Article 12	Amendment to the Merger Conditions and Cancellation of the Merger

Century Leasing System and Tokyo Leasing may, upon separate agreement through consultation between both parties, amend the conditions of the Merger or other details of this Agreement, or terminate this Agreement and cancel the Merger, if during the period from the execution date of this Agreement through the day before the Effective Date of the Merger (i) a material change occurs to the financial or management conditions of either company, (ii) an event occurs or becomes known that will materially affect the execution of the Merger, or (iii) any other circumstance arises that makes achievement of the purpose of this Agreement difficult.

Article 13	Validity of this Agreement

This Agreement will become void if by the day before the Effective Date of the Merger (i) approval by resolution at Century Leasing System’s or Tokyo Leasing’s Shareholders’ Meeting for Merger Agreement Approval is not obtained, or (ii) approval required for the execution of the Merger is not obtained from relevant authorities, etc., stipulated by law or ordinance. However, Century Leasing System and Tokyo Leasing shall determine actions to be taken upon agreement through consultation in good faith if this Agreement becomes void under this Article.

Article 14	Consultation

Any matters necessary for the Merger other than those stipulated in this Agreement will be determined through separate consultation between Century Leasing System and Tokyo Leasing in accordance with the objectives of this Agreement.

Century Leasing System and Tokyo Leasing have caused this Agreement to be prepared in two originals, to each of which they have affixed their names and seals, and each party shall retain one original.

January 23, 2009

Century Leasing System:	Takao Arai, President & CEO
Century Leasing System, Inc.
	2-4-1 Hamamatsucho, Minato-ku, Tokyo	[Seal]

Tokyo Leasing:	Shunichi Asada, President & CEO
Tokyo Leasing Co., Ltd.
	6-10-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo	[Seal]

3.	Outline of matters stipulated in each item of Article 182, Paragraph 1 (except for Item 5 and 6) of the Ordinance for Enforcement of the Companies Act of Japan

(1)	Matters concerning appropriateness of the consideration for the Merger (Article 182, Paragraph 1, Item 1 of the Ordinance for Enforcement of the Companies Act)

(I)	Matters concerning appropriateness of total number, calculation method and allotment of the consideration for the Merger (Article 182, Paragraph 3, Item 1 of the Ordinance for Enforcement of the Companies Act, Article 749, Paragraph 1, Item 2 and 3 of the Companies Act)

(i)	Allotment of shares regarding the Merger

0.85 shares of common stock of Century Leasing System shall be allotted to one (1) share of common stock of the Company held by the shareholders of the Company who own such shares at the time the Merger comes into effect. However, stock will not be allocated and delivered in relation to treasury stock held by the Company (81,891 shares as of September 30, 2008).

Company	Century Leasing System (surviving company)	The Company (Tokyo Leasing) (dissolved company)
Merger Ratio	1	0.85

Notes:	1.	Based on the merger ratio above, Century Leasing System shall issue and allocate 54,499,542 shares of Century Leasing System’s common stock in exchange for 64,117,109 shares of the Company’s common stock. However, stock will not be allocated and delivered in relation to treasury stock held by the Company (81,891 shares). The above numbers of shares of the Company’s common stock and treasury stock and Century Leasing System’s newly-issued shares of common stock are estimated based on the numbers as of September 30, 2008. These numbers can change in accordance with the numbers of treasury stock of the Company or for other reasons.
	2.	The merger ratio above may change upon agreement through consultation between the Company and Century Leasing System, if a material change occurs to any of the conditions upon which the calculations are based.

(ii)	Grounds for Calculation of Allocation of Shares Relating to the Merger

a.	Basis for Calculation

The Company has appointed KPMG FAS Co., Ltd. (“KPMG FAS”) and Century Leasing System has appointed PwC Advisory Co., Ltd. (“PwC Advisory”), each as third party valuation institutions, and both the Company and Century Leasing System have requested these third party valuation institutions to calculate the merger ratio for the Merger. The Company and Century Leasing System each received “Merger Ratio Calculation Reports” to ensure fairness in the calculation of the merger ratio used in the Merger.

The Company and Century Leasing System have discussed and negotiated the merger ratio with reference to the calculations that they have each received from the third party valuation institutions, and have agreed to the merger ratio set out in (i) above.

b.	Background to the Calculation

(a)	The Company

KPMG FAS has analyzed the merger ratio through comprehensive examination using the market share price method, the comparable company method, and the capitalization method, after taking into account that both the Company and Century Leasing System are listed companies and analyzing the individual terms and conditions of the Merger. A summary of the results of KPMG FAS’s merger ratio calculations is as follows:

Calculation Method	Merger Ratio (Century Leasing System = 1)
Market share price method	From 0.73 to 0.95
Comparable company method	From 0.82 to 0.90
Capitalization method	From 0.82 to 0.96

KPMG FAS calculated the merger ratio by the market share price method based on the average closing share prices and the volume-weighted averages of both companies’ common stocks on the Tokyo Stock Exchange for the one-month and three-month periods ending on January 20, 2009.

In calculating the merger ratio, KPMG FAS has assumed that all of the data received from both companies and publicly available data are accurate and complete, and has not independently verified the accuracy and completeness of such data. KPMG FAS has not independently evaluated, appraised, or assessed either company’s assets or liabilities (including hidden assets and liabilities, and other contingent liabilities), and also has not requested any third party institution to conduct such an appraisal or assessment. In addition, KPMG FAS has assumed that each company’s financial projections have been prepared in a reasonable manner and are based on the best projections and determinations available to the managements of both companies at the present time. KPMG FAS’s calculations reflect information and economic conditions that are current as of January 20, 2009.

(b)	Century Leasing System

PwC Advisory has used the market share price method as its main basis for calculation, after taking into account that both Century Leasing System and the Company are listed companies and analyzing the individual terms and conditions of the Merger. In addition, PwC Advisory also analyzed the merger ratio by using the comparable company method and the DCF (discounted cash flow) method to produce a multifaceted evaluation. A summary of the results of PwC Advisory’s merger ratio calculations is as follows:

Calculation Method	Merger Ratio (Century Leasing System = 1)
Market share price method	From 0.73 to 0.95
Comparable company method	From 0.63 to 0.87
DCF method	From 0.81 to 0.87

In making calculations by using the market share price method, PwC Advisory took into account recent market trading conditions for shares of both companies, using average closing share prices and volume-weighted averages for the one-month and three-month periods ending on January 22, 2009, and the period from November 10, 2008 (the first business day following the date for reporting second quarter results in the business year ending March 31, 2009, for both companies) until January 22, 2009.

In calculating the merger ratio, PwC Advisory has, in principle, used data received from both companies and publicly available data “as is,” has assumed that these materials and information are accurate and complete, and has not independently verified the accuracy and completeness of the materials and information. PwC Advisory has not independently evaluated, appraised, or assessed either company’s assets or liabilities (including hidden assets and liabilities, and other contingent liabilities), and has not requested any third party institution to conduct such an appraisal or assessment. In addition, PwC Advisory has assumed that each company’s financial projections have been prepared in a reasonable manner and are based on the best projections and determinations available to the managements of both companies at the present time. PwC Advisory’s calculations reflect information and economic conditions that are current as of January 22, 2009.

The results of merger ratio calculations submitted by PwC Advisory and KPMG FAS are not an expression of their opinion concerning the fairness of the merger ratio used in the Merger.

The Company and Century Leasing System respectively referred to KPMG FAS’s and PwC Advisory’s merger ratios, and have carried out prudent discussions. As a result, both companies have reached an agreement that the above-mentioned merger ratio is appropriate.

(c)	Relationships with the Calculation Institutions

Neither KPMG FAS nor PwC Advisory falls under the definition of “related party” provided under Article 15-4 of the Regulation Concerning Terminology, Forms, and Method of Preparation of Consolidated Financial Statements or Article 8, Paragraph 17 of the Regulation for Terminology, Forms and Preparation of Financial Statements, in relation to either the Company or Century Leasing System.

(II)	The amounts of capital and reserves of Century Leasing System (Main clause of Article 182, Paragraph 3 of the Ordinance for Enforcement of the Companies Act)

The amounts of capital and reserves of Century Leasing System to be increased as a result of the Merger are as follows:

Capital:	The amount of capital of the Company (Tokyo Leasing) as of the date immediately preceding the Merger

Capital reserve:	The amount of capital reserve of the Company (Tokyo Leasing) as of the date immediately preceding the Merger

Retained earnings reserve:	The amount of retained earnings reserve of the Company (Tokyo Leasing) as of the date immediately preceding the Merger

(For reference)

The amounts of each item above in the Company’s balance sheet as of September 30, 2008, are as follows:

Capital:	JPY 22,363,875,000
Capital reserve:	JPY 0
Retained earnings reserve:	JPY 739,443,673

The Company has decided that the above are appropriate amounts of capital, capital reserve and retained earnings reserve of Century Leasing System to be increased as a result of the Merger in order to be able to realize prompt and flexible capital policies.

(III)	The reason for choosing common stock of Century Leasing System as the consideration for the Merger (Article 182, Paragraph 3, Item 2 of the Ordinance for Enforcement of the Companies Act)

The Company has decided it as appropriate because the common stock of Century Leasing System is listed on the First Section of Tokyo Stock Exchange and its liquidity shall be secured.

(2)	References for the consideration for the Merger (Article 182, Paragraph 1, Item 2 of the Ordinance for Enforcement of the Companies Act)

(I)	Provisions of the Articles of Incorporation of Century Leasing System (Article 182, Paragraph 4, Item 1A of the Ordinance for Enforcement of the Companies Act)

As described in the attached Exhibit A

(II)	Matters concerning method for conversion into cash of the consideration for the Merger (Article 182, Paragraph 4, Item 1B of the Ordinance for Enforcement of the Companies Act)

a.	Market to deal with the consideration for the Merger:

First Section of Tokyo Stock Exchange

b.	Intermediary, brokerage or agency for the consideration for the Merger:

Securities companies in Japan

c.	Restriction on transfer or other disposition of the consideration for the Merger:

Not applicable.

(III)	Matters concerning market price of the consideration for the Merger (Article 182, Paragraph 4, Item 1C of the Ordinance for Enforcement of the Companies Act)

The highest and lowest prices on a monthly basis of Century Leasing System at the First Section of Tokyo Stock Exchange for the last six (6) months are as follows:

	July 2008		August 2008		September 2008		October 2008		November 2008		December 2008
Highest	JPY	1,358	JPY	1,340	JPY	1,129	JPY	936	JPY	920	JPY	897
Lowest	JPY	1,083	JPY	972	JPY	890	JPY	480	JPY	673	JPY	753

(3)	Matters concerning appropriateness of provisions for stock acquisition rights relating to the Merger (Article 182, Paragraph 1, Item 3 of the Ordinance for Enforcement of the Companies Act)

Not applicable

(4)	Matters concerning the financial statements (Article 182, Paragraph 1, Item 4 of the Ordinance for Enforcement of the Companies Act)

(I)	Contents of the financial statements of Century Leasing System for the last business year (Article 182, Paragraph 6, Item 1A of the Ordinance for Enforcement of the Companies Act)

As described in the attached Exhibit B

(II)	Contents of the temporary financial statements of Century Leasing System having the temporary account closing day after the last day of the last business year (Article 182, Paragraph 6, Item 1B of the Ordinance for Enforcement of the Companies Act)

Not applicable

(III)	Contents of disposals of important assets, assumption of grave debts, or any other matters having important impact on the status of company assets occurred after the last day of the last business year of Century Leasing System (Article 182, Paragraph 6, Item 1C of the Ordinance for Enforcement of the Companies Act)

Not applicable

(IV)	Contents of disposals of important assets, assumption of grave debts, or any other matters having important impact on the status of company assets occurred after the last day of the last business year with respect to the Company (Article 182, Paragraph 6, Item 2A of the Ordinance for Enforcement of the Companies Act)

Acquisition of Fujitsu Leasing Co., Ltd. as a subsidiary

The Company acquired shares of Fujitsu Leasing Co., Ltd. on July 1 and July 31, 2008, and made it a subsidiary of the Company.

1. Purpose: To strengthen the Company’s cooperative relationship with Fujitsu group companies

2. Outline of Fujitsu Leasing Co., Ltd.:

(1) Trade name:	Fujitsu Leasing Co., Ltd.

(2) Principal business:	Leasing business

(3) Size of the company (Fiscal year ending March, 2008)

Net sales:	JPY 128,603 million

Total assets:	JPY 308,227 million

Net assets:	JPY 28,020 million

3. Number of acquired shares, status of shareholdings before and after the acquisition

(1) Number of shares held before transaction:	550,000 shares (Holding ratio 27.5%)

(2) Number of acquired shares:	550,000 shares

(3) Number of shares held after transaction:	1,100,000 shares (Holding ratio 55.0%)

4. Acquired from:	Nine (9) companies, which are financial institutions including Mizuho Corporate Bank, Ltd., and others

Proposal No. 2:	Distribution of Surplus

If Proposal No. 1 is approved, the Company is to propose the following payment of dividend as the equivalent of a year-end dividend to the shareholders and registered pledgees entered or recorded in the final register of shareholders as of March 31, 2009 in order to reward them for their longstanding support.

This proposal is on the condition that the Merger under Proposal No. 1 comes into effect before the effective date of distribution of surplus stated in item 2 below and that relevant laws and regulations (including Article 461 of the Companies Act of Japan setting forth the distributable amount of dividends from surplus) are complied with.

This dividend shall be paid by Century Leasing System (Century Tokyo Leasing Corporation), which is the surviving company.

Notes

1. Allotment of dividend property and its total amount

Dividend amount:	JPY 14 per share of common stock of the Company
With this dividend, annual dividends in this fiscal year will be JPY 26 per share.

Total amount:	The amount calculated by multiplying the dividend per share with the number of the Company’s shares issued as of March 31, 2009, excluding treasury stock, provided that it shall not exceed JPY 898,786,000.

2. Effective Date of Distribution of Surplus

The next business day of the Ordinary General Meeting of Shareholders of Century Leasing System (Century Tokyo Leasing Corporation), scheduled to be held in June 2009.

However, if such date falls on a holiday for financial institutions, then the effective date shall be the immediately following business day.

Exhibit A

Articles of Incorporation of Century Leasing System, Inc.

CHAPTER I. GENERAL PROVISIONS

Article 1	Trade Name

The name of the Company shall be “Century Leasing System Kabushiki Kaisha” and in English it shall be “Century Leasing System, Inc.”

Article 2	Purpose

The purpose of the Company shall be to engage in the following businesses:

1.	Lease, sales on the installment plan, and purchase and sale of computers, transportation equipment, industrial machines, medical equipment and other movables, real estates and claims, and brokerage thereof;

2.	Financial services business;

3.	Non-life insurance agency and insurance agency under the Automobile Liability Security Act;

4.	Life insurance solicitation-related activities;

5.	Holding, management, custody and purchase and sale of securities;

6.	Investment, loan, guarantee of obligations and management guidance to unlisted companies;

7.	Design, construction, installment, repair and dismantling contractor of various construction work;

8.	Business relating to contract work and entrusted work;

9.	Bill collection agency service;

10.	Sale and rental service business of equipment for long-term care in accordance with the Long-term Care Insurance Act;

11.	At-home care support business in accordance with the Long-term Care Insurance Act:

12.	Business relating to at-home care service; and

13.	Any other business incidental or relating to preceding items.

Article 3	Location of Head Office

The head office of the Company shall be located in Minato-ku, Tokyo, Japan.

Article 4	Method of Public Notice

Public notices of the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in the Nihon Keizai Shimbun.

CHAPTER II. SHARES

Article 5	Total Number of Shares Authorized to be Issued

The total number of shares authorized to be issued by the Company shall be one hundred sixty eight million (168,000,000) shares.

Article 6	Acquisition of Own Shares

The Company may, by resolution of the Board of Directors, acquire the Company’s own shares through market trading etc. as provided for in Article 165, Paragraph 1 of the Companies Act, pursuant to Paragraph 2 of said Article.

Article 7	Issuance of Share Certificates

The Company shall issue share certificates representing the Company’s shares.

Article 8	Number of Shares Constituting One Unit of Stock and Non-Issuance of Share Certificates representing Shares Less Than One Unit of Stock

The number of shares constituting one unit of stock shall be one hundred (100).

(2)	Notwithstanding the preceding article, the Company shall not issue share certificates representing shares constituting less than one unit of stock; provided, however, that this provision shall not apply to the matters otherwise provided for in the Share Handling Regulations.

Article 9	Rights with Respect to Shares Constituting Less Than One Unit

A shareholder (including a beneficial shareholder; hereinafter the same interpretation shall apply) may not exercise rights with respect to shares constituting less than one unit other than those specified in the following sections:

1.	Right specified in each item of Article 189, Paragraph 2 of the Companies Act;

2.	Right to make requests to the Company provided for in Article 166, Paragraph 1 of the Companies Act; and

3.	Right to receive share subscription or to receive allotment of stock acquisition rights in accordance with the number of shares held by the shareholder.

Article 10	Share Handling Regulations

The business and handling charges pertaining to shares of the Company, and the procedure for exercising shareholder rights and other related matters, shall be governed by, in addition to laws and regulations or these Articles of Incorporation, the Share Handling Regulations adopted or amended by resolution of the Board of Directors of the Company.

Article 11	Transfer Agent

The Company shall appoint a transfer agent.

(2)	The transfer agent and its business office shall be designated by resolution of the Board of Directors of the Company and public notice thereof shall be issued by the Company.

(3)	Preparation and retention of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation shall apply), the ledger of stock acquisition rights and the register of lost share certificates of the Company, as well as any other business with respect to the register of shareholders, the ledger of stock acquisition rights and the register of lost share certificates of the Company, shall be entrusted to the transfer agent and shall not be handled by the Company.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 12	Convocation

The ordinary general meeting of shareholders of the Company shall be convened in June of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 13	Record Date with respect to General Meeting of Shareholders

The Company shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 of each year to be a shareholder who is entitled to exercise his/her rights as a shareholder at the ordinary general meeting of shareholders concerning such business year.

(2)	In addition to the provision of previous paragraph, whenever necessary, the Company may temporarily set a record date by resolution of the Board of Directors and by giving prior public notice.

Article 14	Convocation of Meetings and Chairman

The President and Director of the Company shall convene the general meeting of shareholders and act as the chairman thereof.

(2)	In the event that the President and Director of the Company is unable to act, another Director, determined in accordance with an order of priority previously determined by resolution of the Board of Directors of the Company, shall convene the general meeting of shareholders and act as the chairman thereof.

Article 15	Disclosure via the Internet of the Reference Documents for the General Meeting of Shareholders, etc. and the Deemed Provision of Information

The Company shall be deemed to have provided the shareholders with the necessary information with respect to the matters to be stated or indicated in the reference documents for the general meeting of shareholders, the business reports, the financial statements and the consolidated financial statements, by disclosing such information via the Internet in accordance with the Ordinance of the Ministry of Justice.

Article 16	Method of Adopting Resolutions

Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of votes of the attending shareholders entitled to exercise voting rights.

(2)

Resolutions to be adopted pursuant to Article 309, Paragraph 2 of the Companies Act may be adopted by two-thirds (2/3) or more of the votes of the attending shareholders who hold one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.

Article 17	Exercise of Voting Rights by Proxy

A shareholder may exercise his/her voting rights by authorizing one (1) other shareholder entitled to exercise voting rights to act as his/her proxy.

(2)	A shareholder or his/her proxy shall submit to the Company a document evidencing his/her authority of representation for each general meeting of shareholders.

Article 18	Minutes

The minutes of a general meeting of shareholders shall be prepared in writing or by electromagnetic file in accordance with laws and regulations.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 19	Number of Directors

The number of Directors of the Company shall not exceed fifteen (15).

Article 20	Election of Directors

Directors shall be elected at the general meeting of shareholders.

(2)	Resolutions for the election of Directors shall be adopted by a majority vote of the attending shareholders who hold one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.

(3)	Resolutions for the election of Directors shall not be by cumulative voting.

Article 21	Term of Office of Directors

The term of office of a Director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year from his/her election to office.

Article 22	Board of Directors

The Company shall have a Board of Directors.

Article 23	Representative Directors and Executive Directors

The Board of Directors of the Company shall elect by resolution Representative Directors.

(2)	The Board of Directors may appoint by resolution one (1) Chairman of the Board of Directors, one (1) President and Director, and several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 24	Convocation of Meetings and Chairman

Except as otherwise provided by laws and regulations, the President and Director shall convene the meetings of the Board of Directors and act as the chairman thereof.

(2)	When the President and Director is unable to act, another Director, determined in accordance with an order of priority previously determined by resolution of the Board of Directors of the Company, shall convene the meetings of the Board of Directors and act as the Chairman thereof.

Article 25	Notice of Convocation of the Board of Directors

Notice of convocation of a meeting of the Board of Directors of the Company shall be sent to each Director and Corporate Auditor at least three (3) days prior to the meeting; provided, however, that in the event of urgency, such period may be shortened.

(2)	When the consent of all Directors and Corporate Auditors is obtained in advance, a meeting of the Board of Directors of the Company may be held without following the procedures for convening a meeting.

Article 26	Method of Adopting Resolutions of the Board of Directors, etc.

Resolutions of the Board of Directors of the Company shall be adopted by a majority vote of attending Directors at a meeting at which a majority of the Directors in office who are entitled to vote on the resolution are present.

(2)	If all of the Directors who are entitled to vote on a resolution of a proposal indicate their consent to the said proposal either in writing or in electromagnetic form, the Company shall deem such proposal as having been approved by the Board of Directors, excluding instances of opposition to such proposal by a Corporate Auditor.

Article 27	Minutes of a Meeting of the Board of Directors

The minutes of a meeting of the Board of Directors of the Company shall be prepared in writing or by electromagnetic file in accordance with laws and regulations and the Directors and Corporate Auditors present at the meeting shall affix their signatures, names and seals or electronic signatures thereto.

Article 28	Board of Directors’ Regulations

The matters concerning the Board of Directors of the Company shall be governed by, in addition to laws and regulations or these Articles of Incorporation, the Board of Directors’ Regulations adopted or amended by the Board of Directors of the Company.

Article 29	Compensation etc.

The amount of compensation, bonuses and any other proprietary benefits to be granted to Directors by the Company in consideration of their performance of duty (hereinafter referred to as “compensation etc.”) shall be determined by resolution at a general meeting of shareholders.

Article 30	Limitation of Liabilities of Outside Directors

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement that limits the liability stipulated in Article 423, Paragraph 1 of the Companies Act with each of the Outside Directors; provided, however, the limit of the liability shall be an amount set by applicable laws and regulations.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 31	Corporate Auditors and Board of Corporate Auditors

The Company shall have Corporate Auditors and a Board of Corporate Auditors.

Article 32	Number of Corporate Auditors

The number of Corporate Auditors of the Company shall not exceed five (5).

Article 33	Election of Corporate Auditors

Corporate Auditors shall be elected at the general meetings of shareholders.

(2)

Resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the attending shareholders who hold one-third ( 1/3) or more of the voting rights of shareholders entitled to exercise voting rights.

Article 34	Election of Substitute Corporate Auditors

The Company may by resolution at the general meeting of shareholders elect in advance (hereinafter referred to as the “Election in Advance”) the Substitute Corporate Auditors to prepare for the event of absence of any Corporate Auditor or for the event that the number of Corporate Auditors stipulated by applicable laws and regulations falls short.

(2)

Resolutions for the election of Substitute Corporate Auditors shall be adopted by a majority vote of the attending shareholders who hold one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.

(3)	The effect of the Election in Advance of a Substitute Corporate Auditor shall expire upon the opening of the first ordinary general meeting of shareholders held after the general meeting of shareholders at which the Substitute Corporate Auditor was elected.

Article 35	Term of Office of Corporate Auditors

The term of office of a Corporate Auditor shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years from the Corporate Auditor’s election to office.

(2)	The term of office of a Corporate Auditor elected to fill a vacancy caused by retirement of a Corporate Auditor prior to the expiry of his/her term of office shall be the same as the remaining term of office of the retired Corporate Auditor.

(3)	If a Substitute Corporate Auditor elected in advance as stipulated in previous Article takes the office of a Corporate Auditor, the term of office of such Corporate Auditor shall be the same as the remaining term of office of the retired Corporate Auditor.

Article 36	Full-Time Corporate Auditors

The Board of Corporate Auditors shall elect by resolution one or more full-time Corporate Auditors.

Article 37	Notice of Convocation of the Board of Corporate Auditors

Notice of convocation of a meeting of the Board of Corporate Auditors of the Company shall be sent to each Corporate Auditor at least three (3) days prior to the meeting; provided, however, that in the event of urgency, such period may be shortened.

(2)	When the consent of all Corporate Auditors is obtained in advance, a meeting of the Board of Corporate Auditors of the Company may be held without following the procedures for convening a meeting.

Article 38	Method of Adopting Resolutions of the Board of Corporate Auditors

Resolution of the Board of Corporate Auditors of the Company shall be adopted by a majority vote of all Corporate Auditors.

Article 39	Minutes of a Meeting of the Board of Corporate Auditors

The minutes of a meeting of the Board of Corporate Auditors of the Company shall be prepared in writing or by electromagnetic file in accordance with laws and regulations and the Corporate Auditors present at the meeting shall affix their signatures, names and seals, or electronic signatures thereto.

Article 40	Board of Corporate Auditors Regulations

The matters concerning the Board of Corporate Auditors of the Company shall be governed by, in addition to laws and regulations or these Articles of Incorporation, the Board of Corporate Auditors Regulations adopted or amended by resolution of the Board of Corporate Auditors of the Company.

Article 41	Compensation etc.

The amount of compensation etc. to be granted to Corporate Auditors shall be determined by resolution at a general meeting of shareholders.

Article 42	Limitation of Liabilities of Outside Corporate Auditors

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement that limits the liability stipulated in Article 423, Paragraph 1 of the Companies Act with each of the Outside Corporate Auditors; provided, however, the limit of the liability shall be an amount set by laws and regulations.

CHAPTER VI. ACCOUNTING AUDITORS

Article 43	Accounting Auditors

The Company shall have Accounting Auditors.

Article 44	Election of Accounting Auditors

Accounting Auditors shall be elected at the general meetings of shareholders.

(2)

Resolutions for the election of Accounting Auditors shall be adopted by a majority vote of the attending shareholders who hold one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.

Article 45	Term of Office of Accounting Auditors

The term of office of an Accounting Auditor shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year from the Accounting Auditor’s election to office.

(2)	Except as otherwise resolved at the ordinary general meeting of shareholders mentioned in the preceding paragraph, an Accounting Auditor is deemed to be re-elected at the meeting.

Article 46	Compensation, etc.

The amount of compensation etc. to be granted to Accounting Auditors shall be determined by the Representative Directors with the consent of the Board of Corporate Auditors.

CHAPTER VII. ACCOUNTS

Article 47	Business Year

The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the following year.

Article 48	Distribution of Surplus

Distribution of surplus shall be made to shareholders and registered pledgees entered or recorded in the final register of shareholders as of March 31 of each year.

Article 49	Interim Dividend

The Company may by resolution of the Board of Directors distribute interim dividends to shareholders and registered pledgees entered or recorded in the final register of shareholders as of September 30 of each year.

Article 50	Expiration Period for Dividends

If dividends, which are to be paid in cash, are not claimed within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to make such payment.

Amended on May 28, 1975

Amended on June 27, 1980

Amended on June 25, 1986

Amended on June 25, 1989

Amended on June 25, 1990

Amended on June 23, 1994

Amended on June 22, 1995

Amended on June 21, 1996

Amended on October 1, 2001

Amended on June 26, 2002

Amended on June 24, 2003

Amended on June 24, 2004

Amended on June 23, 2006

Amended on June 20, 2008

Exhibit B

Century Leasing System, Inc.

Financial statements, etc. for the fiscal year ended March 31, 2008

Business Report

(For the fiscal year from April 1, 2007 to March 31, 2008)

1.	Review of Group operations

(1)	Business activities and results

In the fiscal year under review, the expansion rate of the Japanese economy began to decelerate as seen in the downturn of private capital investment during the latter half of the fiscal year, which had led the growth until then. Meanwhile, the profit environment of small and medium-sized enterprises deteriorated because of escalating prices of basic materials and the cooling of consumer sentiment in response to surging gasoline prices, among others. Overseas, due to the sudden credit crunch that rose out of the subprime loan crisis, uncertainty within the global economy grew and negatively impacted the domestic economy.

The leasing industry was affected by the deteriorating domestic business sentiment, and total lease transactions are expected to drop below the actual results of the previous fiscal year.

Under these circumstances, during this second year of the three-year medium-term plan, NC-Plan III, the Group continued to proactively work on three reforms to strengthen the marketing competency, financial structure, and management system. These are highlighted by the three key themes, which constitute our basic policy: expand businesses from core business, innovate, and advance strategic allocations.

Three Reforms:

a.	Reform marketing competency

We have further concentrated our efforts on our core business of leasing and installment sales while moving to expand other businesses, such as the refurbishment business for used PCs, etc., and brokerage fees earned through the purchase and reselling of used properties.

In our overseas business, as part of our advance strategic allocations to cultivate key businesses as future profit sources, we established a two-pronged operational structure consisting of an overseas subsidiary in China and a domestic sales division, which we have steadily expanded.

b.	Transform the financial structure

In the financial environment, despite long- and short-term interest rates edging up in anticipation that the Bank of Japan would raise interest rates, short-term interest rates have remained high while long-term interest rates continued on a downward trend since the summer due to the market volatility and deteriorating domestic business sentiment, caused by the subprime loan crisis.

Under these circumstances, in order to normalize the funding structure, we are executing flexible ALM (asset and liability management) and are striving to strengthen our financial structure and reduce funding costs.

c.	Revitalize the management system

CLS is promoting a further increase of consolidated profit by expanding our market competency through more joint projects with C-TRY, Inc., Century Leasing (China) Co., Ltd. and Nippon Car Solutions Co., Ltd.

We are also working to strengthen the management structure by implementing a company system that complies with the Internal Control System for Financial Reporting based on the Financial Instruments and Exchange Law, the Law for the Prevention of Transfer of Criminal Proceeds, as well as the revised Moneylending Control Law, etc., as necessary.

As a result, the value of new contracts executed in the fiscal year under review declined 6.0% from the previous fiscal year, to ¥333,507 million. The balance of operating assets rose to ¥730,615 million, up 0.2% compared with the end of the previous fiscal year.

          Regarding profit and loss, total revenues increased to ¥307,176 million, up 1.4% compared with the previous fiscal year. Operating income dropped to ¥8,835 million, down 12.6% from the previous fiscal year; ordinary income declined to ¥10,215 million, down 12.8%; and net income decreased to ¥6,532 million, down 13.9%, as an increase in bad debt expenses more than offset the restraint in capital cost as planned.

Information by business segments is as follows. (Operating income is presented before deducting unallocatable operating expenses.)

Please note that, effective from the fiscal year under review, CLS has changed from a three to a four business segment operation. Therefore, end of year balances of the previous fiscal year are presented reflecting this change.

a.	Leasing Business

In the leasing business, the value of new contracts declined to ¥215,419 million, down 9.8% from the previous fiscal year, while the balance of property for lease declined to ¥546,143 million, down 1.8%. Total revenues stood at ¥252,359 million, up 0.2%, staying close to the previous year’s level, but operating income declined to ¥11,311 million, down 9.5%, due to an increase in bad debt expenses.

b.	Installment Sales Business

In the installment sales business, the value of new contracts declined to ¥46,528 million, down 17.5% from the previous fiscal year. The balance of installment accounts receivable (after deducting deferred profit on installment accounts receivable) decreased to ¥104,461 million, down 1.5%. Total revenues increased to ¥51,596 million, up 7.4%, partly due to the collection of large-lot installment accounts receivable; but, operating income dropped to ¥798 million, down 30.0%, due to increases in the provision of allowance for doubtful accounts.

c.	Operating Loans Business

In the operating loans business, the value of new contracts increased to ¥71,404 million, up 20.5% from the previous fiscal year, while the balance of loans receivable stood at ¥77,531 million, up 20.3%. Total revenues rose to ¥1,955 million, up 42.5%, but operating income declined to ¥275 million, down 32.1%, due to increases in the provision of allowance for doubtful accounts.

d.	Other Businesses

The value of new contracts in other businesses decreased to ¥155 million, down 31.9% from the previous fiscal year, and the balance of assets decreased to ¥2,478 million, down 7.2%. Total revenues dropped to ¥1,265 million, down 23.2%, but operating income increased to ¥340 million, up 13.8%, due to increases in brokerage fee transactions.

(2)	Status of capital expenditures

a.	Property for lease

For the fiscal year under review, the value of newly acquired properties for lease amounted to ¥215,419 million.

b.	Own assets in use

No items to report.

(3)	Status of funding

Balance of borrowings, etc. at the end of the fiscal year was ¥661,971 million, up ¥4,624 million from the end of the previous fiscal year.

	(Millions of yen)
Trends in year-end balance of borrowings, etc.	FY2005 (36th fiscal year)	FY2006 (37th fiscal year)	FY2007 (38th fiscal year)	FY2008 (39th fiscal year)
Short-term borrowings	14,116	106,250	119,900	117,430
Long-term debt	360,092	288,142	298,040	295,561
Bonds payable	12,000	22,900	10,500	14,500
Payables under securitized lease receivables	115,943	62,070	45,806	39,779
Commercial papers	123,600	151,800	183,100	194,700
Total of balance	625,752	631,162	657,346	661,971

(4)	Issues to be addressed

The overall Japanese economy is expected to continue treading water, due to a decline in exports caused by a stagnation in the U.S. economy, looming concerns that the corporate sectors’ profit environment will deteriorate due to the prolonged surge in raw material prices, as well as the slow recovery in personal and household sectors in the wake of a series of price hikes in daily essentials centered on food items.

Amid such an environment, we will continue to ensure the execution of the various measures comprising our three-year medium-term plan, aiming to become a group that provides appealing value to stakeholders.

<Basic Policy of the Three-Year Medium-Term Plan>

NC-Plan III: Taking on challenges! CLS constantly seeks to evolve as an appealing corporation

Three key themes:

a.	Expand businesses from core business:

Expand and enhance the core business of leasing and installment sales while also developing core business-derived new businesses

b.	Innovate:

Implement reforms to improve corporate value such as improvements in quality of sales activities, financial indicators and corporate governance

c.	Advance strategic allocations:

Cultivate key businesses as future profit sources to strengthen growth potential

Three Reforms:

a.	Reform marketing competency

We will leverage our “strengths” and intensively devote managerial resources to expand our marketing competency and enhance profitability.

b.	Transform the financial structure

We will increase our funding capabilities and further enhance our ability to respond to risks.

c.	Revitalize the management system

We will implement reforms to enhance our management system in hopes of increasing corporate value.

CLS would like to ask all of our shareholders for their continued encouragement and support.

(5)	Trends in operating results and assets

a.	The Group

	(Millions of yen)
	FY2005 (36th fiscal year)	FY2006 (37th fiscal year)	FY2007 (38th fiscal year)	FY2008 (39th fiscal year)
Revenues	333,830	307,057	302,849	307,176
Ordinary income	10,256	11,524	11,713	10,215
Net income	6,158	7,202	7,586	6,532
Net income per share (yen)	117.36	137.21	145.53	125.31
Total assets	745,934	750,125	791,639	800,925
Net assets	42,197	50,308	55,042	57,698

Notes:

1.	Net income per share is calculated based on the average number of shares issued during each fiscal year.
2.	As of the 38th fiscal year, “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Statement No. 5) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Guidance No. 8) are applied.

b.	The Company

	(Millions of yen)
	FY2005 (36th fiscal year)	FY2006 (37th fiscal year)	FY2007 (38th fiscal year)	FY2008 (39th fiscal year)
Revenues	304,802	290,770	302,100	305,757
Ordinary income	9,424	9,928	10,339	8,552
Net income	5,796	5,950	6,229	5,018
Net income per share (yen)	110.53	113.19	119.52	96.28
Total assets	705,692	744,344	783,150	790,594
Net assets	40,688	47,596	50,745	51,879

Notes:

1.	Net income per share is calculated based on the average number of shares issued during each fiscal year.
2.	As of the 38th fiscal year, “Accounting Standard for Presentation of Net Assets in the Balance Sheets” (Accounting Standards Board of Japan Statement No. 5) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheets” (Accounting Standards Board of Japan Guidance No. 8) are applied.

(6)	Status of significant subsidiaries and affiliates

Company name	Holding ratio of voting rights (%)	Main business
Century Business Service, Inc.	100.0	Insurance agent, outsourcing of clerical work, financing business
C-TRY, Inc.	100.0	Refurbishment business for used PCs
Century Leasing (China) Co., Ltd.	80.0	Leasing business
Nippon Car Solutions Co., Ltd.	50.0	Automobile leasing

(7)	Principal business activities (as of March 31, 2008)

Segment	Principal business
Leasing	Leasing business for IT and office equipment, manufacturing machines, construction machinery, etc. (including sales of properties following the expiration or cancellation of lease transactions)
Installment sales	Installment sales business for commercial and production facilities and transportation equipment, etc.
Loans	Money lending business, etc.
Other	Building subleasing business, brokerage fee transaction, etc.

(8)	Principal offices of the Group (as of March 31, 2008)

a.	The Company

Head office:	Minato-ku, Tokyo

Sales branches:	Sapporo Branch, Sendai Branch, Omiya Branch (Saitama-shi), Ibaraki Office (Tsukuba-shi), Ueno Branch, Ikebukuro Branch, Shinjuku Branch, Tokyo Chuo Branch, Tokyo Minami Branch, Tachikawa Branch, Yokohama Branch, Shizuoka Branch, Nagoya Branch, Hokuriku Office (Kanazawa-shi), Kyoto Branch, Osaka Branch, Kobe Branch, Hiroshima Branch, Okayama Office, Shikoku Branch (Takamatsu-shi), Fukuoka Branch

b.	Subsidiaries

Century Business Service, Inc. (Minato-ku, Tokyo)

C-TRY, Inc. (Minato-ku, Tokyo)

Century Leasing (China) Co., Ltd. (China)

(9)	Employees (as of March 31, 2008)

a.	The Group

Number of employees	Increase (decrease) from the previous fiscal year
486 (77)	+16 (+5)

Note:	The number of employees indicates the number of working employees, and the average number of part-time and temporary workers is given in parentheses separately.

b.	The Company

Number of employees	Increase (decrease) from the previous fiscal year	Average age (year)	Average service years
457 (46)	+16 (–5)	38.0	13.5

Note:	The number of employees indicates the number of working employees, and the average number of part-time and temporary workers is given in parentheses separately.

(10)	Principal lenders and amount of borrowings (as of March 31, 2008)

(Millions of yen)
Lender	Balance of borrowing
Mizuho Corporate Bank, Ltd.	70,600
Nippon Life Insurance Company	70,006
The Sumitomo Trust & Banking Co., Ltd.	47,024
Asahi Mutual Life Insurance Company	35,092
The Norinchukin Bank	33,157
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	27,348

(11)	Other significant matters regarding the status of the Group

At a meeting held on May 23, 2008, the Board of Directors resolved to introduce an executive officer system effective upon the conclusion of the 39th General Meeting of Shareholders.

2.	Matters related to shares of the Company (as of March 31, 2008)

(1) Total number of shares authorized:	common stock 168,000,000
(2) Number of shares issued:	common stock 52,126,000
(including 555 shares of treasury stock)
(3) Number of shareholders:	4,347 (up 1,320 year on year)
(including 4,330 holders of share units)
(4) Major shareholders (top 10):

	Investment in the Company
Name of shareholder	Number of shares held	Equity ownership (%)
ITOCHU Corporation	10,492,000	20.13
Nippon Life Insurance Company	5,160,000	9.90
Asahi Mutual Life Insurance Company	3,790,000	7.27
Seiwa Sogo Tatemono Co., Ltd.	2,557,000	4.91
Mizuho Corporate Bank, Ltd.	2,106,000	4.04
The Master Trust Bank of Japan, Ltd. (Trust account)	1,876,100	3.60
Yushu Corp Co., Ltd.	1,625,000	3.12
Japan Trustee Services Bank, Ltd. (Trust account)	1,606,700	3.08
Chuo Real Estate Co., Ltd.	1,155,000	2.22
Nippon Tochi-Tatemono Limited	1,038,000	1.99

3.	Officers of the Company

(1)	Directors and corporate auditors (as of March 31, 2008)

Position	Name	Area of responsibility	Representative position at other firms
Chairman, Representative Director	Mitsuaki Fukuda

President & CEO, Representative Director	Takao Arai

Deputy President, Representative Director	Koei Yamashiro	In charge of sales and Sales Promotion Division

Director and Managing Executive Officer	Takashi Asakura	General Manager of Western Japan Sales Department

Director and Managing Executive Officer	Seigo Saito	Manager of Operation Division

Director and Managing Executive Officer	Akihiko Nishimura	General Manager of Sales Planning Department, General Manager of Marketing Department	President of C-TRY, Inc.

Director and Managing Executive Officer	Michio Ito	General Manager of Main Office Sales Department

Director and Managing Executive Officer	Tsuneichiro Masaki	General Manager of Eastern Japan Sales Department

Director	Hiroshi Fukushima	General Manager of Project Sales Department, Manager of Project Sales Division

Director	Masao Mizuno	General Manager of IT Equipment Sales Department

Director	Yuji Ishino		Director of Nippon Car Solutions Co., Ltd.

Director	Hidemi Tone	In charge of Overseas Business Division, Manager of Overseas Business Division	Chairman of Century Leasing (China) Co., Ltd.

Director	Masuo Suzuki	Manager of Administrative System Division	President of Century Business Service, Inc.

Director	Mitsutaka Ohshima	General Manager of Metropolitan Area Sales Department

Director	Eiji Hara	In charge of Risk Management Office, Manager of Credit Division, Chief Compliance Officer

Director	Koichiro Izutsu	Manager of Finance Division

Standing Corporate Auditor	Yasuo Shibuichi

Corporate Auditor	Takashi Minagawa		Director and Senior Managing Executive Officer of Nippon Life Insurance Company

Corporate Auditor	Shigekazu Matsui		Chief Financial Officer, Machinery Company and General Manager, Machinery Business Division of ITOCHU Corporation

Corporate Auditor	Masahiko Sumida		Director and Managing Executive Officer of Asahi Mutual Life Insurance Company

Notes:

1.	Corporate Auditors Yasuo Shibuichi, Takashi Minagawa, Shigekazu Matsui and Masahiko Sumida are the outside corporate auditors as prescribed in Article 2, item 16 of the Corporation Law.
2.	Personnel changes of officers during the fiscal year under review
a.	Representative Directors Mitsuo Hamamoto and Hirokuni Imai, Managing Director Takaaki Tsuji and Corporate Auditors Fuminori Anai and Takeshi Okumura resigned at the conclusion of the Ordinary General Meeting of Shareholders held on June 22, 2007.
b.	Representative Directors Takao Arai and Koei Yamashiro, Director Koichiro Izutsu and Corporate Auditors Shigekazu Matsui and Masahiko Sumida were elected at the Ordinary General Meeting of Shareholders held on June 22, 2007 and assumed their posts.
3.	Corporate Auditors Shigekazu Matsui and Masahiko Sumida acquired business experiences in corporate accounting and have considerable knowledge in finance and accounting.
4.	In addition to the above, the status of significant concurrent positions held by the Company’s officers is as follows:

Name	Name of company or entity where concurrent positions held	Position held
Takao Arai	PALACE HOTEL CO., LTD. SAGAMI RAILWAY Co., Ltd.	Director Corporate Auditor

Koei Yamashiro	KUMAMOTO KOYO CORPORATION	Corporate Auditor

Takashi Asakura	KUMAMOTO KOYO CORPORATION	Director

Seigo Saito	Century Business Service, Inc. Century Leasing (China) Co., Ltd.	Director Director

Michio Ito	Gamashin Lease Corporation Toyoshin Lease Corporation	Director Director

Yasuo Shibuichi	Century Business Service, Inc. Nippon Car Solutions Co., Ltd.	Corporate Auditor Corporate Auditor

Takashi Minagawa	Nihon Inter Electronics Corporation	Corporate Auditor

Shigekazu Matsui	MYSTAR ENGINEERING CORP.	Corporate Auditor

(2)	Compensation and other payments paid to directors and corporate auditors

	(Millions of yen)
Classification	Number of persons paid		Amount paid
Directors	16		295
Corporate auditors	4		21
[including outside corporate auditors]	[4	]	[21	]

Notes:

1.	The amounts above include ¥50 million of provision for director’s bonuses and ¥52 million of provision for director’s retirement benefits, which were both accounted as expenses during the fiscal year under review.
2.	The upper limit of the total compensation for all the directors is ¥25 million per month pursuant to a resolution adopted at a General Meeting of Shareholders (resolution adopted by the 21st Ordinary General Meeting of Shareholders held on June 25, 1990).
3.	The upper limit of the total compensation for all the corporate auditors is ¥2 million per month pursuant to a resolution adopted at a General Meeting of Shareholders (resolution adopted by the 27th Ordinary General Meeting of Shareholders held on June 21, 1996).

(3)	Matters concerning outside officers

a.	Concurrent services at other firms (in the case where the outside officer serves as chief operating officer at other firms)

Classification	Name	Firm and position	Relationship between the firm and the Company
Corporate Auditor	Takashi Minagawa	Director and Senior Managing Executive Officer of Nippon Life Insurance Company	Make operating loans payable and conduct business transactions

Corporate Auditor	Shigekazu Matsui	Chief Financial Officer, Machinery Company and General Manager, Machinery Business Division of ITOCHU Corporation	Conduct business transactions

Corporate Auditor	Masahiko Sumida	Director and Managing Executive Officer of Asahi Mutual Life Insurance Company	Make operating loans payable and conduct business transactions

b.	Concurrent services as outside officers at other firms

Companies from which personnel is dispatched are as stated in Note 4 of “(1) Directors and Corporate Auditors under 3. Officers of the Company.” All personnel from these companies serve as outside officers.

c.	Major activities during the fiscal year under review

Classification	Name	Status of activities
Standing Corporate Auditor	Yasuo Shibuichi	Attended all 14 meetings of the Board of Directors, as well as all 14 meetings of the Board of Corporate Auditors held during the fiscal year under review. Made remarks necessary for deliberations of agenda, etc. at these meetings.

Corporate Auditor	Takashi Minagawa	Attended 11 of the 14 meetings of the Board of Directors, as well as 12 of the 14 meetings of the Board of Corporate Auditors held during the fiscal year under review. Made necessary remarks for deliberations of agenda, etc. at these meetings.

Corporate Auditor	Shigekazu Matsui	Attended 10 of the 12 meetings of the Board of Directors, as well as 9 of the 10 meetings of the Board of Corporate Auditors held after his assumption of post on June 2007. Made necessary remarks for deliberations of agenda, etc. at these meetings.

Corporate Auditor	Masahiko Sumida	Attended 9 of the 12 meetings of the Board of Directors, as well as 9 of the 10 meetings of the Board of Corporate Auditors held after his assumption of post on June 2007. Made necessary remarks for deliberations of agenda, etc. at these meetings.

(4)	Overview of contracts for limitation of liability

The Articles of Incorporation of the Company allow for, in accordance with Article 427, Paragraph 1 of the Corporation Law, the entry into contracts with outside officers to the effect that the liability of same, under Article 423, Paragraph 1 of said Law, shall be limited to the amount specified by law. However, there are no individual contracts for limitation of liability executed between the Company and outside officers.

(5)	Compensation and other payments paid to outside officers

Compensation and other payments paid to outside officers are as stated in “(2) Compensation and other payments paid to directors and corporate auditors of 3. Officers of the Company”.

4.	Independent auditors

(1)	Name: Ernst & Young ShinNihon

(2)	Amount of compensation etc.

(Millions of yen)
Item	Total payment
Total compensation and other payments for the fiscal year under review	29
Total of monies and other property benefits, which the Company and subsidiaries should pay to the independent auditor	36

Notes:

1.	In the audit contract between the Company and the independent auditor, audit fees pursuant to the Corporation Law and those pursuant to the Financial Instruments and Exchange Law are not clearly separated. Therefore, the total amount is provided above.
2.	Among the subsidiaries of the Company, Century Leasing (China) Co., Ltd. is audited by auditing firms other than the independent auditor of the Company.

(3)	Non-audit services

The Company consigns to the independent auditor consultation services related to internal control on financial reporting, which is not included in the services under Article 2, Paragraph 1 of the Certified Public Accountant Law, and other services.

(4)	Policy for making decisions regarding the dismissal or non-reappointment of independent auditors

With the consent or at the request of the Board of Corporate Auditors, the Company shall propose the dismissal or non-reappointment of independent auditors to the General Meeting of Shareholders, in the cases where it is deemed difficult for the independent auditors to perform its duties appropriately, in addition to dismissal provided for in Article 340 of the Corporation Law.

5.	Corporate system and policy

The following are resolutions of the Board of Directors effectuated at a meeting held on March 27, 2008. Partial revisions have been made following the introduction of the executive officer system by the Board of Directors at a meeting held on May 23, 2008.

(1)	Basic policy for the execution of operations

We have established the following corporate mission statement. Every manager (including directors, corporate auditors or the like) and employee (including regular, temporary, contract and dispatched employees and other individuals executing the operations of the Company) is expected to refer to this statement as the basic policy for executing operations.

<Corporate Mission Statement>
CLS is a corporate group that consistently takes on the following challenges.

a.	Providing the best possible services and becoming a corporate group trusted by customers
b.	Becoming a corporate group that boldly advances the goals and mindset commonly shared among all employees
c.	Becoming a corporate group that significantly contributes to social and economic progress as a leading diversified leasing company

CLS has an internal control system, as shown below, guided by this corporate mission statement, recognizing that the establishment and operation of a system for ensuring the appropriate execution of operations is a vital managerial responsibility for the corporation.

In addition, in consideration of the importance of reliable financial reporting, we established the Basic Policy for Financial Reporting and engage in ongoing development and reviews of internal controls in financial reporting, led by the Internal Control Office and based on the Financial Instruments and Exchange Law.

CLS will strive to maintain the most appropriate internal control system to meet changes in the internal and external environments.

(2)	System to ensure compliance in execution of duties by directors and employees with laws and regulations and the Articles of Incorporation

Thorough compliance is essential for the existence of a corporation. Therefore, we aim to establish a management system that ensures that every employee and manager operates under the principle of fairness and with the highest ethical standards to earn the trust of society.

On a practical level, the chief compliance officer nominated by the president, along with the Legal & Compliance Department staff, effectively promotes compliance activities, including education and training based on the Compliance Program. All employees and managers are expected to thoroughly understand the spirit of compliance by mastering the Compliance Manual as our code of business conduct to maintain and enhance a fair and transparent corporate culture. In addition, we established several contacts within and outside the Company with whom employees can consult on compliance issues and to whom they can provide information on fraudulent actions and practices. Consequently, we operate a whistle-blowing system that strictly protects the rights and interests of informers.

We also established the Inspection Office, which is under direct control of the president. In its role of regularly auditing internal activities, the office reviews the status of the Company’s business operations and fairly and impartially investigates and verifies whether all operations are being carried out in an appropriate and reasonable manner in compliance with laws, regulations and the articles of incorporation and corporate rules, and whether our systems, organizations and rules are appropriate. These activities are intended to protect corporate assets and improve operational efficiency and the results are reported to the president at the management meeting.

(3)	System for the preservation and management of information regarding the execution of duties by directors

CLS appropriately records all information relating to the execution of the duties of directors such as records of decisions made at meetings of the Board of Directors and other important meetings as well as documentation, etc. approved by directors as per our Administrative Authority Policy. These are stored for periods stipulated by law and our Document Handling Policy.

In addition, the Company acquired ISO 27001 certification, the international standard for information security management system. Information is managed at a level required by this standard and a system is in place whereby necessary information can be accessed by directors and corporate auditors.

(4)	Regulations and other systems for the management of risk of loss

To minimize risks of loss, we systematically implement appropriate preventive measures for various risks, according to the potential scale and probability of their occurrence.

On a practical level, we established the Risk Management Department, which is responsible for the overall management of risks. The department comprises specific organizational units accountable for each type of risk and regularly reviews countermeasures as specified by our Risk Management Policy. In addition, we established the Risk Management Committee, which consists of related organizational units and conducts comprehensive reviews of our system, policies and measures related to risk management. The committee reports the results of these reviews to the president at the management meeting.

The project meeting, chaired by the president, manages risks associated with credit that we have authorized, particularly the risk posed by contracts above a specific value, as they are of significant importance because of the nature of our business. The ALM Committee, also chaired by the president, manages risks associated with changes in market interest rates. Both of these are dealt with from a comprehensive point of view.

(5)	System to ensure efficiency in the execution of duties by directors

CLS formulated a medium-term plan and annual business plans in an effort to establish its vision and goals for the future on a companywide basis in step with environmental changes. In order to achieve these plans, the administrative authority and delegated tasks of directors are clarified to render more efficient the execution of duties.

Under the Meeting of the Board of Directors, we established the management meeting chaired by the president. In addition to holding discussions in advance on matters that require deliberation by the Board of Directors, the members deliberate and decide on the execution of operations and on the implementation of measures for CLS operations within the realm of authority delegated by the Board of Directors.

(6)	System to ensure proper operations in the corporate group comprised of the Company and its subsidiaries

CLS appropriately manages major subsidiaries and affiliates based on our Affiliated Company Management Policy.

Also, under a system put in place to ensure the adequacy of operations, the Inspection Office conducts regular audits on consolidated subsidiaries and, for major subsidiaries and affiliates, a standing corporate auditor of the Company assumes the position of corporate auditor and conducts audits.

(7)	Basic policy for financial reporting

CLS formulated its Basic Policy for Financial Reporting, as follows, in hopes of ensuring the appropriateness of its financial reporting.

CLS recognizes its responsibility to provide appropriate financial information to investors and customers through the disclosure of reliable financial reports in its efforts to maintain and increase the level of trust from society. In light of the importance of reliable financial reporting, we established this Basic Policy and engage in the following activities.

a.	Effectuating appropriate accounting treatments

CLS formulated accounting policies and principles in compliance with laws and ordinances relating to accounting treatments as well as accounting standards, etc. We revise or newly establish items when deemed necessary and, in an effort to promote their understanding and observance on the part of all employees and managers, the Company publicizes them through an internal information network and other means to maximize their diffusion.

b.	Ensuring the effectiveness of internal controls

In an effort to ensure the appropriateness of its financial reporting in accordance with stipulations relating to internal controls provided in the Financial Instruments and Exchange Law, CLS pursues the ongoing improvement of its internal control system in accordance with policies and manuals on internal controls for financial reporting. An example of this would be to amend operational processes as needed in the event an analysis or evaluation of circumstances in which it is suggested that there exists the possibility of a negative impact on the level of reliability of our financial reporting resulting in the discovery of defects, etc.

CLS formulates and operates its internal control system taking IT environments fully into consideration.

c.	System to realize reliable financial reporting

CLS maintains an Internal Control Committee chaired by the president which, by submitting appropriate internal control reports, works on a companywide basis to ensure that the Company discloses reliable financial reports.

(8)	Matters concerning employees in cases where corporate auditors issue requests for employees to take charge of assisting them with their duties

CLS maintains a Corporate Auditors’ Office under the authority of the corporate auditors whose members consist of employees who assist corporate auditors in their duties while working concurrently at other divisions of the Company.

(9)	Matters concerning the independence of employees from the directors, as mentioned in the preceding paragraph

Transfers and evaluations of employees assigned to the Corporate Auditors’ Office are subject to approval upon the submission of a report in advance to the standing corporate auditors.

(10)	Systems for reporting to corporate auditors, including systems for reporting by directors and employees

In addition to meetings of the Board of Directors, corporate auditors also attend management meetings, project meetings, ALM Committee meetings, etc. as part of a system to obtain important information. Information originating from the whistle-blowing system as well as on incidents such as fraudulent actions, etc. is to be reported by the director in charge to the president and the corporate auditors simultaneously.

(11)	Other systems aimed at ensuring effective audits by corporate auditors

The president and corporate auditors meet regularly to exchange views.

In addition, the Internal Audit Policies requires the head of the Inspection Office to maintain close contact with the corporate auditors in an effort to ensure the effectiveness of the audits of the corporate auditors.

Note: All monetary values in this Business Report are expressed in the units indicated with fractional units omitted.

Consolidated Balance Sheet

(Millions of yen)
As of March 31, 2008
Assets
Current assets
Cash and deposits	7,849
Installment accounts receivable	114,568
Loans receivable	77,531
Leases receivable	14,538
Inventories	118
Deferred tax assets	695
Other	3,922
Allowance for doubtful accounts	(802)

Total current assets	218,422
Noncurrent assets
Property and equipment, net
Leased assets
Property for lease	449,437
Advances for purchases at leased assets	2,730

Total leased assets	452,168
Own assets in use	1,016

Total property and equipment, net	453,184
Intangible assets
Leased assets
Property for lease	96,705

Total leased assets	96,705
Other	1,057

Total intangible assets	97,762
Investments and other assets
Investments in securities	21,858
Bad debts	1,385
Deferred tax assets	4,353
Other investments	4,511
Allowance for doubtful accounts	(552)

Total investments and other assets	31,555

Total noncurrent assets	582,503

Total assets	800,925

(Millions of yen)
As of March 31, 2008
Liabilities
Current liabilities
Notes and accounts payable–trade	43,487
Short-term borrowings	117,430
Current portion of bonds	4,000
Current portion of long-term debt	88,677
Commercial papers	194,700
Current portion of long-term accounts payable on the transferred specified claims	18,145
Accrued income taxes	2,730
Deferred profit on installment sales	10,107
Provision for bonuses	596
Provision for directors’ bonuses	50
Other	13,344

Total current liabilities	493,269
Long-term liabilities
Bonds payable	10,500
Long-term debt	206,884
Long-term accounts payable on the transferred specified claims	21,633
Provision for retirement benefits	1,003
Provision for directors’ retirement benefits	167
Other	9,768

Total long-term liabilities	249,957

Total liabilities	743,226

Net assets
Shareholders’ equity
Common stock	11,867
Additional paid-in capital	5,537
Retained earnings	39,214
Treasury stock	(0)

Total shareholders’ equity	56,619
Valuation, translation adjustments and other
Net unrealized holding gain on securities	1,103
Net unrealized losses on derivative instruments	(276)
Translation adjustments	21

Total valuation, translation adjustments and other	847
Minority interests in consolidated subsidiaries	231

Total net assets	57,698

Total liabilities and net assets	800,925

Consolidated Statement of Income

(Millions of yen)
Year ended March 31, 2008
Revenues	307,176
Costs	287,494

Gross profit	19,682
Selling, general and administrative expenses	10,847

Operating income	8,835
Other income
Interest income	4
Dividend income	169
Equity in earnings of affiliates	1,450
Other	194

Total other income	1,817
Other expenses
Interest expense	355
Other	81

Total other expenses	437

Ordinary income	10,215
Extraordinary income
Gain on sale of investments in securities	88
Compensation for office transfer	18
Other	14

Total extraordinary income	120
Extraordinary loss
Loss on valuation of investments in securities	199
Other	8

Total extraordinary loss	208

Income before income taxes and minority interests	10,128
Income taxes
Current	4,969
Deferred	(1,369)

3,599
Minority interests	(3)

Net income	6,532

Consolidated Statement of Changes in Net Assets

	(Millions of yen)
Year ended March 31, 2008	Shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of March 31, 2007	11,867	5,537	33,933	(0)	51,338

Changes of items during the period
Cash dividends			(1,251)		(1,251)
Net income			6,532		6,532
Acquisition of treasury stock				(0)	(0)
Net changes of items other than shareholders’ equity
Total changes during the period	—	—	5,281	(0)	5,280

Balance as of March 31, 2008	11,867	5,537	39,214	(0)	56,619

	Valuation, translation adjustments and other				Minority interests in consolidated subsidiaries	Total net assets
	Net unrealized holding gain on securities	Net unrealized losses on derivative instruments	Translation adjustments	Total valuation, translation adjustments and other
Balance as of March 31, 2007	3,550	(80)	3	3,473	230	55,042

Changes of items during the period
Cash dividends						(1,251)
Net income						6,532
Acquisition of treasury stock						(0)
Net changes of items other than shareholders’ equity	(2,447)	(196)	18	(2,625)	0	(2,624)
Total changes during the period	(2,447)	(196)	18	(2,625)	0	2,656

Balance as of March 31, 2008	1,103	(276)	21	847	231	57,698

Notes to Consolidated Financial Statements

Significant Basis of Preparation of Consolidated Financial Statements

1.	Scope of consolidation

(1)	Number of consolidated subsidiaries:	5
	Names of consolidated subsidiaries:	Century Business Service, Inc.
		C-TRY, Inc.
		Century Leasing (China) Co., Ltd.
		Bonny Naviera S. A.
		CLS SAPPHIA LEASING, LTD.

(2)	Names of major non-consolidated subsidiaries:	CLS SCARLET LEASING, LTD.
		Azul Marino Naviera S. A.

	Reason for excluding from the scope of consolidation:
		Because CLS SCARLET LEASING, LTD., a non-consolidated subsidiary, and other three subsidiaries are operators of leasing business mainly by the silent partnership contract method and their assets and income do not substantially belong to those subsidiaries, the subsidiaries are excluded from the scope of consolidation pursuant to Article 95(1)(ii) of the Corporate Accounting Rules.

Also, because Azul Marino Naviera S. A., a non-consolidated subsidiary, and other 13 subsidiaries are all small in size and any of the total amount of their total assets, sales, net income (according to equity of the Company), retained earnings (according to equity of the Company), etc. has no material effect on the consolidated financial statements, the subsidiaries are excluded from the scope of consolidation.

2.	Application of equity method

(1)	Number of equity method affiliates:	1
	Name of equity method affiliate:	Nippon Car Solutions Co., Ltd.

(2)	Names of major non-consolidated non-equity-method subsidiaries and non-equity-method affiliates:

CLS SCARLET LEASING, LTD. (non-consolidated subsidiary)

Azul Marino Naviera S. A. (non-consolidated subsidiary)

	Reason for not applying equity method:	Because CLS SCARLET LEASING, LTD., a non-consolidated subsidiary, and other three companies are operators of leasing business mainly by the silent partnership contract method and their assets and income do not substantially belong to those subsidiaries, the subsidiaries are excluded from the scope of equity method companies pursuant to Article 101(1)(ii) of the Corporate Accounting Rules.

In addition, because Azul Marino Naviera S. A., a non-consolidated subsidiary, and other 13 companies have immaterial effect on the consolidated financial statements from the standpoint of such as net income (according to equity of the Company) and retained earnings (according to equity of the Company) even if those companies are excluded from the equity method companies, and their materiality as a whole is also small, those companies are excluded from the scope of the equity method companies.

3.	Fiscal-year ends of the consolidated subsidiaries

Of the consolidated subsidiaries, the fiscal year-end of Century Leasing (China) Co, Ltd. is December 31. In the preparation of the consolidated financial statements, its financial statements as of its fiscal-year end was used after making necessary adjustments for consolidation about significant transactions incurred during the period between their fiscal-year end and the date of the consolidated financial statements.

The fiscal-year ends of other consolidated subsidiaries coincide with the closing date of consolidated accounts.

4.	Matters related to accounting policies

(1)	Valuation basis and method for significant assets

a.	Securities

Other securities

-	Available-for-sale securities classified as “Other securities” for which fair values are determinable:

Stated by the fair value method based on the market price on the closing date of consolidated accounts (unrealized gain or loss is included as a separate component of net assets, and cost of securities sold is determined by the moving-average method).

-	Available-for-sale securities classified as “Other securities” for which fair values are not readily determinable:

Stated at cost determined by the moving-average method or at amortized cost.

However, investments in limited partnerships and other similar partnerships (those deemed as securities pursuant to Article 2(2) of the Financial Instruments and Exchange Law) are stated in the net amount of ownership in such partnerships, based on the latest statement of accounts available according to the report date of statement of accounts stipulated in the partnership contract.

b.	Derivatives

Stated by the fair value method.

c.	Inventories

Merchandise:

Mainly stated at cost determined by the moving-average method.

(2)	Depreciation method for significant depreciable assets

a.	Property for lease

Depreciation of property for lease is computed by the straight-line method over the lease period (deemed as the depreciation period) and assuming the estimated disposal value of the property for lease at the time of expiry of the lease period as residual value.

To prepare for the loss on disposal of leased assets incurred by such as accidents caused by customers, additional amount of depreciation is recorded.

b.	Own assets in use

Depreciation of own assets in use is primarily computed by the declining-balance method.

However, depreciation of buildings (excluding building fixtures) acquired on or after April 1, 1998 is computed by the straight-line method.

Major useful lives are 3 to 47 years for buildings and structures, and 3 to 20 years for equipment.

Changes in accounting policies

At the Company and its consolidated subsidiaries in Japan, in line with the revision of the Corporate Tax Law, the depreciation method for own assets in use acquired on or after April 1, 2007 has been changed, effective from the fiscal year under review, to the method in accordance with the revised Corporate Tax Law. The effect of this change on net income is minor.

Additional information

At the Company and its consolidated subsidiaries in Japan, in line with the revision of the Corporate Tax Law, assets acquired on or before March 31, 2007 are depreciated until reaching 5% of their acquisition value using the method of calculating depreciation based on the Corporate Tax Law before the revision, and the difference between the remaining 5% of the acquisition value equivalent and a memorandum price are written off in equal amounts over the five-year period beginning with the year following the fiscal year when the book value is depreciated to 5% of the acquisition value. The effect of this change on net income is minor.

c.	Other intangible assets

Other intangible assets are amortized by the straight-line method.

Software for internal use is amortized by the straight-line method over the internally estimated useful life (5 years).

(3)	Accounting for deferred assets

Bond issuance cost is fully charged at its disbursement.

(4)	Accounting method for significant allowances

a.	Allowance for doubtful accounts

In order to prepare for losses arising from the bad debts, the allowance is provided based on the historical experience with respect to receivables from normal obligors and obligors who require close watching going forward, while with respect to receivables from obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt, obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt (hereafter, “substantially bankrupt obligors”), and obligors who have already gone bankrupt (hereafter, “bankrupt obligors”), individual collectability is examined and an estimate of the uncollectible amount is provided as the allowance.

With regard to receivables of substantially bankrupt obligors and bankrupt obligors, ¥1,678 million was directly reduced from the receivable as the estimated uncollectible amount, which was the balance after deducting the amount recognized as collectible amount from the receivable.

b.	Provision for bonuses

In order to prepare for the payment of employees’ bonuses, an amount considered to be attributable for the fiscal year under review is provided as a portion of the payment prospect of bonuses for the next year.

c.	Provision for directors’ bonuses

In order to prepare for the payment of directors’ bonuses, provision for directors’ bonuses is recorded based on the payment prospect as of the end of the fiscal year under review.

d.	Provision for retirement benefits

In order to prepare for the payment of employees’ retirement benefits, provision for retirement benefits are recorded based on the retirement benefit obligations prospect and related pension assets prospect as of the end of the fiscal year under review.

Actuarial differences are charged to expenses in proportional amounts from the year following the fiscal year as incurred for each amount, respectively, using the straight-line method over a fixed number of years (5 years) within the average remaining employee service period as incurred in each fiscal year.

The Company employs the multi-employer plan. The amount required for the contribution to the pension fund is treated as retirement benefit expenses.

e.	Provision for directors’ retirement benefits

In order to prepare for the payment of directors’ retirement benefits, the amount required to be paid as of the end of the fiscal year under review in accordance with the internal rules is provided.

(5)	Method of significant hedge accounting

a.	Method of hedge accounting

Deferral hedge accounting is employed.

For the forward exchange contracts or the like that meet the requirements for the treatment of translation at the foreign exchange rate stipulated in the contract, and the interest rate-swap contracts that meet the requirements for the exceptional treatment, those treatments are employed, respectively.

Deferral hedge accounting is employed to the comprehensive hedges of the liabilities provided for in the “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry” (JICPA Industry Auditing Committee Report No. 19, The Japanese Institute of Certified Public Accountants, November 14, 2000).

b.	Hedging instruments and hedged items

Hedging instruments:	Interest rate swaps and forward exchange contracts

Hedged items:	Borrowings (including scheduled transactions), accounts payable on the transferred specified claims, foreign-denominated installment accounts receivable and operating loans

c.	Hedging policy and assessment of hedging effectiveness

The Company uses derivatives to hedge the fluctuation risk of interest rates and foreign exchange arising from its assets and liabilities and administrate assets, liabilities, and income and losses in a comprehensive manner.

Assessment of hedging effectiveness is made by verifying that the cash flow fluctuation risk arising from hedged items are reduced as a whole by derivatives including interest rate swaps and, in addition, nominal principal of derivatives (hedging instruments) remains within the amount of liabilities corresponding to the lease contracts or the like (hedged items) by derivatives including interest rate swaps.

However, the assessment of effectiveness is omitted with regard to the forward exchange contracts to which the treatment of translation at the foreign exchange rate stipulated in the contract is applied and the interest rate-swap contracts to which the exceptional treatment is applied.

(6)	Other significant matter to prepare consolidated financial statements

Accounting policy for consumption taxes:

Transactions of the Company and its consolidated subsidiaries are recorded at amounts exclusive of the national consumption tax and local consumption tax.

5.	Valuation of assets and liabilities of the consolidated subsidiaries

The assets and liabilities of the consolidated subsidiaries are fully valued at their market values at the date when their control was initially acquired.

Notes to Consolidated Balance Sheet

1.	Assets, etc. pledged as collateral and corresponding liabilities

(1) Assets, etc. pledged as collateral
Installment accounts receivable:	¥3,378	million
Operating loans:	66
Investments in securities:	5
Lease receivables:	332

(2) Liabilities corresponding to assets, etc. pledged as collateral
Long-term debt (including current portion):	¥2,779	million

2.	Accumulated depreciation of property and equipment

Accumulated depreciation of leased assets:	¥714,628	million
Accumulated depreciation of own assets in use:	1,214

3.	Liabilities for guarantee (including contracts of guarantee)

Guarantee for borrowings from such as financial institutions:	¥2,494	million

Notes to Statement of Changes in Net Assets

1.	Total number of shares issued

Total number of shares issued as of the end of the fiscal year under review: 52,126,000 shares

2.	Dividends from surplus

(1)	Dividends paid to shareholders:

Date of approval Resolution approved by	Type of shares	Amount (Millions of yen)	Amount per share (Yen)	Shareholders’ cut-off date	Effective date
June 22, 2007 Annual general meeting of shareholders	Common stock	625	12	March 31, 2007	June 25, 2007
October 26, 2007 Board of directors	Common stock	625	12	September 30, 2007	December 10, 2007

(2)	Dividends with a shareholders’ cut-off date during the fiscal year under review but an effective date in the next fiscal year:

Date of approval Resolution approved by	Type of shares	Amount (Millions of yen)	Resource of dividends	Amount per share (Yen)	Shareholders’ cut-off date	Effective date
June 20, 2008 Annual general meeting of shareholders	Common stock	729	Retained earnings	14	March 31, 2008	June 23, 2008

‘Per Share’ Information

Net assets per share:	¥1,102.48
Net income per share:	125.31

Significant Subsequent Events

No items to report.

Other Notes

For the stated amounts, any fractional sum of less than one million yen is disregarded unless otherwise indicated.

Non-Consolidated Balance Sheet

(Millions of yen)
As of March 31, 2008
Assets
Current assets
Cash and deposits	6,159
Notes receivable–trade	63
Installment accounts receivable	109,806
Operating loans receivable	39,014
Other loans receivable	35,844
Leases receivable	14,806
Prepaid expenses	736
Deferred tax assets	621
Accrued income	294
Short-term loans to subsidiaries and affiliates	2,132
Other	2,795
Allowance for doubtful accounts	(797)

Total current assets	211,478
Noncurrent assets
Property and equipment, net
Leased assets
Property for lease	449,224
Advances for purchases at leased assets	2,730

Total leased assets	451,955
Own assets in use
Buildings	322
Structures	3
Equipment	204
Land	432

Total own assets in use	962

Total property and equipment, net	452,917
Intangible assets
Leased assets
Property for lease	96,607

Total leased assets	96,607
Other
Software	1,023
Telephone subscription right and other	7

Total other	1,031

Total intangible assets	97,638

(Millions of yen)
As of March 31, 2008
Investments and other assets
Investments in securities	12,774
Stocks of subsidiaries and affiliates	5,161
Investments in capital	8
Long-term loans	50
Long-term loans to employees	7
Long-term loans to subsidiaries and affiliates	932
Bad debts	1,385
Long-term prepaid expenses	253
Deferred tax assets	4,354
Other investments	4,188
Allowance for doubtful accounts	(556)

Total investments and other assets	28,559

Total noncurrent assets	579,116

Total assets	790,594

Liabilities
Current liabilities
Notes payable–trade	5,742
Accounts payable–trade	37,721
Short-term borrowings	116,900
Current portion of bonds	4,000
Current portion of long-term debt	88,490
Commercial papers	194,700
Current portion of long-term accounts payable on the transferred specified claims	18,145
Accounts payable–other	779
Accrued expenses	1,162
Accrued income taxes	2,630
Advances received–lease	5,080
Deposits received	5,286
Unearned revenue	417
Deferred profit on installment sales	8,910
Provision for bonuses	570
Provision for directors’ bonuses	50
Other	738

Total current liabilities	491,327

(Millions of yen)
As of March 31, 2008
Long-term liabilities
Bonds payable	10,500
Long-term debt	204,325
Long-term accounts payable on the transferred specified claims	21,633
Provision for retirement benefits	1,003
Provision for directors’ retirement benefits	167
Guarantee received	8,329
Other	1,428

Total long-term liabilities	247,387

Total liabilities	738,715

Net assets
Shareholders’ equity
Common stock	11,867
Additional paid-in capital
Legal capital surplus	5,537

Total additional paid-in capital	5,537
Retained earnings
Legal retained earnings	86
Other retained earnings
General reserve	26,600
Retained earnings brought forward	6,964

Total other retained earnings	33,564

Total retained earnings	33,650
Treasury stock	(0)

Total shareholders’ equity	51,055
Valuation, translation adjustments and other
Net unrealized holding gain on securities	1,100
Net unrealized losses on derivative instruments	(276)

Total valuation, translation adjustments and other	824

Total net assets	51,879

Total liabilities and net assets	790,594

Non-Consolidated Statement of Income

(Millions of yen)
Year ended March 31, 2008
Revenues
Lease income	231,621
Installment sales	51,005
Revenue–operating loans	1,897
Other	21,233

Total revenues	305,757
Costs
Rent cost	215,659
Installment cost	47,473
Capital cost	6,459
Other cost of sales	17,190

Total costs	286,783

Gross profit	18,973
Selling, general and administrative expenses	10,504

Operating income	8,469
Other income
Interest income	24
Dividend income	315
Gain on investments in partnership	119
Real estate rent	53
Other	21

Total other income	534
Other expenses
Interest expense	376
Other	75

Total other expenses	451

Ordinary income	8,552
Extraordinary income
Gain on sale of investments in securities	88
Compensation for office transfer	18
Other	14

Total extraordinary income	120
Extraordinary loss
Loss on valuation of investments in securities	199
Other	8

Total extraordinary loss	207

Income before income taxes	8,465
Income taxes
Current	4,823
Deferred	(1,376)

3,447

Net income	5,018

Non-Consolidated Statement of Changes in Net Assets

	(Millions of yen)
Year ended March 31, 2008	Shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings				Treasury stock	Total shareholders’ equity
		Legal capital surplus	Legal retained earnings	Other retained earnings		Total retained earnings
				General reserve	Retained earnings brought forward
Balance as of March 31, 2007	11,867	5,537	86	21,600	8,197	29,883	(0)	47,287

Changes of items during the period
Provision of general reserve				5,000	(5,000)	—		—
Cash dividends					(1,251)	(1,251)		(1,251)
Net income					5,018	5,018		5,018
Acquisition of treasury stock							(0)	(0)
Net changes of items other than shareholders’ equity
Total changes during the period	—	—	—	5,000	(1,232)	3,767	(0)	3,767

Balance as of March 31, 2008	11,867	5,537	86	26,600	6,964	33,650	(0)	51,055

	Valuation, translation adjustments and other			Total net assets
	Net unrealized holding gain on securities	Net unrealized losses on derivative instruments	Total valuation, translation adjustments and other
Balance as of March 31, 2007	3,537	(80)	3,457	50,745

Changes of items during the period
Provision of general reserve				—
Cash dividends				(1,251)
Net income				5,018
Acquisition of treasury stock				(0)
Net changes of items other than shareholders’ equity	(2,436)	(196)	(2,633)	(2,633)
Total changes during the period	(2,436)	(196)	(2,633)	1,133

Balance as of March 31, 2008	1,100	(276)	824	51,879

Notes to Non-Consolidated Financial Statements

Notes to Significant Accounting Policies

1.	Valuation basis and method for securities

(1)	Investments in subsidiaries and affiliates

Stated at cost determined by the moving-average method.

(2)	Other securities

a.	Available-for-sale securities classified as “Other securities” for which fair values are determinable:

Stated by the fair value method based on the market price at the end of the fiscal year (unrealized gain or loss is included as a separate component of net assets, and cost of securities sold is determined by the moving-average method).

b.	Available-for-sale securities classified as “Other securities” for which fair values are not readily determinable:

Stated at cost determined by the moving-average method or at amortized cost.

However, investments in limited partnerships and other similar partnerships (those deemed as securities pursuant to Article 2(2) of the Financial Instruments and Exchange Law) are stated in the net amount of ownership in such partnerships, based on the latest statement of accounts available according to the report date of statement of accounts stipulated in the partnership contract.

2.	Valuation basis and method for derivatives

Stated by the fair value method.

3.	Depreciation method for noncurrent assets

(1)	Property for lease

Depreciation of property for lease is computed by the straight-line method over the lease period (deemed as the depreciation period) and assuming the estimated disposal value of the property for lease at the time of expiry of the lease period as residual value.

To prepare for the loss on disposal of leased assets incurred by such as accidents caused by customers, additional amount of depreciation is recorded.

(2)	Own assets in use

Depreciation of own assets in use is computed by the declining-balance method.

However, depreciation of buildings (excluding building fixtures) acquired on or after April 1, 1998 is computed by the straight-line method.

Major useful lives are 3 to 47 years for buildings and structures, and 3 to 20 years for equipment.

Changes in accounting policies

In line with the revision of the Corporate Tax Law, the depreciation method for own assets in use acquired on or after April 1, 2007 has been changed, effective from the business year under review, to the method in accordance with the revised Corporate Tax Law. The effect of this change on net income is minor.

Additional information

In line with the revision of the Corporate Tax Law, assets acquired on or before March 31, 2007 are depreciated until reaching 5% of their acquisition value using the method of calculating depreciation based on the Corporate Tax Law before the revision, and the difference between the remaining 5% of the acquisition value equivalent and a memorandum price are written off in equal amounts over the five-year period beginning with the year following the business year when the book value is depreciated to 5% of the acquisition value. The effect of this change on net income is minor.

(3)	Other intangible assets

Other intangible assets are amortized by the straight-line method.

Software for internal use is amortized by the straight-line method over the internally estimated useful life (5 years).

4.	Accounting for deferred assets

Bond issuance cost is fully charged at its disbursement.

5.	Accounting method for significant allowances

(1)	Allowance for doubtful accounts

In order to prepare for losses arising from the bad debts, the allowance is provided based on the historical experience with respect to receivables from normal obligors and obligors who require close watching going forward, while with respect to receivables from obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt, obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt (hereafter, “substantially bankrupt obligors”), and obligors who have already gone bankrupt (hereafter, “bankrupt obligors”), individual collectability is examined and an estimate of the uncollectible amount is provided as the allowance.

With regard to receivables of substantially bankrupt obligors and bankrupt obligors, ¥1,678 million was directly reduced from the receivable as the estimated uncollectible amount, which was the balance after deducting the amount recognized as collectible amount from the receivable.

(2)	Provision for bonuses

In order to prepare for the payment of employees’ bonuses, an amount considered to be attributable for the business year under review is provided as a portion of the payment prospect of bonuses for the next year.

(3)	Provision for directors’ bonuses

In order to prepare for the payment of directors’ bonuses, provision for directors’ bonuses are recorded based on the payment prospect as of the end of the business year under review.

(4)	Provision for retirement benefits

In order to prepare for the payment of employees’ retirement benefits, provision for retirement benefits is recorded based on the retirement benefit obligations prospect and related pension assets prospect as of the end of the business year under review.

Actuarial differences are charged to expenses in proportional amounts from the year following the business year as incurred for each amount, respectively, using the straight-line method over a fixed number of years (5 years) within the average remaining employee service period as incurred in each fiscal year.

The Company employs the multi-employer plan. The amount required for the contribution to the pension fund is treated as retirement benefit expenses.

(5)	Provision for directors’ retirement benefits

In order to prepare for the payment of directors’ retirement benefits, the amount required to be paid as of the end of the business year under review in accordance with the internal rules is provided.

6.	Basis for accounting revenue and expenses

(1)	Accounting of lease income related to lease transactions

Lease income recorded is based on the monthly lease payment amount as contracted for the lease contract period and corresponding to the time elapsed for the lease.

(2)	Accounting of installment sales and the related costs in installment sales transactions

At the time of execution of an installment contract, the total amount of receivables is capitalized as installment accounts receivable. Installment sales and the related costs are recognized as each payment becomes due under the respective installment sales contracts.

Installment income subject to the installment accounts receivable whose payment is not yet due is deferred as unrealized income on installment sales.

(3)	Accounting of financial expenses

Financial expenses are accounted by segmenting into financial expenses corresponding to sales and other financial expenses.

To allocate, first, total assets are classified into “operating assets” which are based on operating transactions and “other assets.” Next, based on the balance of respective assets, financial expenses related to “operating assets” is included in sales cost as considered as capital cost, while those related to “other assets” are included in other expenses as considered as interest payment.

The capital cost is the amount after deducting interest income or the like from relative financial expenses related to “operating assets.”

7.	Method of hedge accounting

(1)	Method of hedge accounting

Deferral hedge accounting is employed.

For the forward exchange contracts or the like that meet the requirements for the treatment of translation at the foreign exchange rate stipulated in the contract, and the interest rate-swap contracts that meet the requirements for the exceptional treatment, those treatments are employed, respectively.

Deferral hedge accounting is employed to the comprehensive hedges of liabilities provided for in the “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry” (JICPA Industry Auditing Committee Report No. 19, The Japanese Institute of Certified Public Accountants, November 14, 2000).

(2)	Hedging instruments and hedged items

Hedging instruments:	Interest rate swaps and forward exchange contracts

Hedged items:	Borrowings (including scheduled transactions), accounts payable on the transferred specified claims, foreign-denominated installment accounts receivable and operating loans

(3)	Hedging policy and assessment of hedging effectiveness

The Company uses derivatives to hedge the fluctuation risk of interest rates and foreign exchange arising from its assets and liabilities and administrate assets, liabilities, and income and losses in a comprehensive manner.

Assessment of hedging effectiveness is made by verifying that the cash flow fluctuation risk arising from hedged items are reduced as a whole by derivatives including interest rate swaps and, in addition, nominal principal of derivatives (hedging instruments) remains within the amount of liabilities corresponding to the lease contracts or the like (hedged items) by derivatives including interest rate swaps.

However, the assessment of effectiveness is omitted with regard to the forward exchange contracts to which the treatment of translation at the foreign exchange rate stipulated in the contract is applied and the interest rate-swap contracts to which the exceptional treatment is applied.

8.	Accounting policy for consumption taxes

Transactions are recorded at amounts exclusive of the national consumption tax and local consumption tax.

Changes in Presentation Method

Non-Consolidated Statement of Income

“Interest on securities” (¥0 million for the business year under review) was listed separately in the statement for the previous business year, but it is included in “Other” of “Other income” from the business year under review as the amount became not more than 10% of the total of “Other income.”

“Equity in earnings of partnerships” (¥7 million for the previous business year) was included in “Other” of “Other income” in the statement for the previous business year, but it is listed separately from the business year under review as the amount became more than 10% of the total of “Other income.”

Notes to Non-Consolidated Balance Sheet

1.	Assets, etc. pledged as collateral and corresponding liabilities

(1) Assets, etc. pledged as collateral
Operating loans:	¥66	million
Investments in securities:	5
Lease receivables:	332

(2) Liabilities corresponding to assets, etc. pledged as collateral
Long-term debt (including current portion):	¥34	million

2. Accumulated depreciation of property and equipment
Accumulated depreciation of leased assets:	¥714,499	million
Accumulated depreciation of own assets in use:	1,087

3. Liabilities for guarantee (including contracts of guarantee)
Guarantee for borrowings from such as financial institutions:	¥9,500	million

4. Monetary claims and liabilities for subsidiaries and affiliates
Short-term monetary claims:	¥2,598	million
Long-term monetary claims:	932
Short-term monetary liabilities:	1,729
Long-term monetary liabilities:	243

5. Deposit notes received relating to operating receivables
Deposit notes received relating to installment accounts receivable:	¥9,224	million
Deposit notes received relating to loans receivable:	3,110

6. Leases receivable for remaining period
Deposit notes received:	¥2,142	million
Leases receivable:	573,122

7. Overdraft contracts and loans commitments
Unused balance:	¥136,500	million

Notes to Non-Consolidated Statement of Income
1. Transactions with subsidiaries and affiliates
(1) Operational transactions
Revenues:	¥2,311	million
Costs:	332

(2) Transactions other than operational transactions:	¥24	million

2. Breakdown of capital cost
Interest expenses:	¥6,464	million
Interest income:	4

Notes to Statement of Changes in Net Assets

Type and number of treasury stock shares

	Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of March 31, 2008
Common stock (Note)	384 shares	171 shares	— shares	555 shares

Note:	Treasury stock shares of common stock increased by 171 shares as a result of the purchase of shares less than one unit.

Notes on Tax-Effect Accounting

Breakdown by main cause of deferred tax assets and liabilities

(Millions of yen)
Deferred tax assets
Depreciation and amortization of noncurrent assets	1,020
Adjustment for taxable income concerning leases of property, plant and equipment (Note)	961
Adjustment for taxable income concerning leases of intangible assets (Note)	908
Allowance for doubtful accounts	560
Loss on valuation of noncurrent assets	520
Others	1,749

Total deferred tax assets	5,722

(Millions of yen)
Deferred tax liabilities
Valuation difference on “Other securities”	(746)

Total deferred tax liabilities	(746)

Net deferred tax assets	4,975

Note:	These deferred tax assets were incurred by the difference between the accounting treatment as leases and the tax accounting treatment as finances.

Notes on Leases

There is certain equipment such as office machinery being used under finance lease contracts without ownership transfer, in addition to property, plant and equipment presented on the balance sheet.

Related Party Transactions

1.	Parent company, major corporate shareholders, etc.

						(Millions of yen)
Attribution	Company name	Address	Capital or contribution	Business	Their voting interest	Relationship
						Interlocking of corporate officers, etc.	Business relationship
Other subsidiary or affiliate	ITOCHU Corporation	Minato-ku, Tokyo	202,241	General trading company	20.13% (direct ownership)	Cross- company transfer 3 officers	Leases of various facilities

Attribution	Company name	Transaction contents	Transaction amount	Account title	Balance as of March 31, 2008
Other subsidiary or affiliate	ITOCHU Corporation	Lease income	1,476	Lease accounts receivable	25
		Sales of leased assets	53	Guarantee received	224
		Present value of future lease payments as of March 31, 2008	6,771

Note:	In the above figures, the figures for “Transaction amount” do not include consumption taxes, while the figures for “Balance as of March 31, 2008” include consumption taxes.

  Terms and conditions for transactions, policy on decision-making of them, etc.

1.	Lease contracts are entered into after estimates based on the actual market are submitted, and the terms and conditions are the same as general transactions.

2.	Subsidiaries, etc.

						(Millions of yen)
Attribution	Company name	Address	Capital or contribution	Business	Our voting interest	Relationship
						Interlocking of corporate officers	Business relationship
Affiliate	Nippon Car Solutions Co., Ltd.	Minato-ku, Tokyo	981	Automobile leasing	50.00% (direct ownership)	Interlocking 2 officers	Entrustment of collection of lease income

Attribution	Company name	Transaction contents	Transaction amount	Account title	Balance as of March 31, 2008
Affiliate	Nippon Car Solutions Co., Ltd.	Entrustment of collection	23,670	Deposit received	1,653

‘Per Share’ Information

Net assets per share:	¥995.28
Net income per share:	96.28

Significant Subsequent Events

No items to report.

Other Notes

For the stated amounts, any fractional sum of less than one million yen is disregarded unless otherwise indicated.

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]

Report of Independent Auditors

May 16, 2008

The Board of Directors

Century Leasing System, Inc.

Ernst & Young ShinNihon

Keiichi Maeda (Seal)
Certified Public Accountant
Designated and Engagement Partner

Akira Chiba (Seal)
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Corporation Law, we have audited the consolidated financial statements, that is, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to consolidated financial statements of Century Leasing System, Inc. (the “Company”) applicable to the fiscal year from April 1, 2007 through March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the CLS Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Independent Auditors’ Report Originally Issued in the Japanese Language]

Report of Independent Auditors

May 16, 2008

The Board of Directors

Century Leasing System, Inc.

Ernst & Young ShinNihon

Keiichi Maeda (Seal)
Certified Public Accountant
Designated and Engagement Partner

Akira Chiba (Seal)
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Corporation Law, we have audited the financial statements, that is, the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements and its supporting schedules of Century Leasing System, Inc. (the “Company”) applicable to the 39th fiscal year from April 1, 2007 through March 31, 2008. These financial statements and its supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and its supporting schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and its supporting schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and its supporting schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and its supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and its supporting schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company, applicable to the fiscal year ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

(TRANSLATION PURPOSE ONLY)

<Copy of the Audit Report of the Board of Corporate Auditors>

AUDIT REPORT

Regarding the execution of duties by the directors for the 39th fiscal year from April 1, 2007 to March 31, 2008, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on the audit report prepared by each corporate auditor.

1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, allocation of duties, and other relevant matters, and received reports from each corporate auditor regarding his or her audits and results thereof, as well as received reports from the directors, other relevant personnel, and independent auditors regarding performance of their duties, and sought explanations as necessary.

(1)	Each corporate auditor complied with the auditing standards of corporate auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with the directors, the internal audit department, other employees, and any other relevant personnel, and made efforts to optimize the environment for information collection and audit, and participated in meetings of the Board of Directors and other important meetings, received reports from the directors, employees, and other relevant personnel regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and financial positions at the head office and principal offices.

(2)	In addition, we monitored and verified the resolutions of the Board of Directors regarding the improvement of the system stipulated in Article 100, paragraph 1 and paragraph 3 of the Ordinance for Enforcement of the Corporation Law and status of the system (internal controls system) based on the resolutions, which are stipulated as necessary system and other requirements for ensuring that the performance of duties by the directors conforms to the laws, regulations and the Articles of Incorporation, as well as for ensuring the appropriateness of operations of a joint stock corporation.

(3)	With respect to subsidiaries, we communicated and exchanged information with directors, corporate auditors, and other relevant personnel of the subsidiaries, and received business reports from subsidiaries as necessary.

Based on the above methods, we examined the business report and supporting schedules related to the relevant fiscal year.

(4)	Furthermore, we monitored and verified whether the independent auditors maintained their independence and implemented appropriate audits, and we received reports from the independent auditors regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the independent auditors that “the system for ensuring that duties are performed properly” (matters set forth in each Item of Article 159 of the Accounting Rules) is organized in accordance with the “product quality management standards regarding audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets, and notes to the non-consolidated financial statements) and supporting schedules, as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and notes to the consolidated financial statements) related to the relevant fiscal year.

2.	Audit Results

(1)	Results of Audit of Business Report and Other Relevant Documents

a.	In our opinion, the business report and supporting schedules are in accordance with the related laws and regulations and Articles of Incorporation, and fairly represent the Company’s condition.

b.	With regard to the performance of duties by the Directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation.

c.	In our opinion, resolutions of the Board of Directors for internal controls system are fair and reasonable. Further, there are no problems with the performance of duties by Directors relating to the internal controls system.

(2)	Results of Audit of Financial Statements and Supporting Schedules

In our opinion, the methods and results employed and rendered by the independent auditors, Ernst & Young ShinNihon are fair and reasonable.

(3)	Results of Audit of Consolidated Financial Statements

In our opinion, the methods and results employed and rendered by the independent auditors, Ernst & Young ShinNihon are fair and reasonable.

May 16, 2008

Board of Corporate Auditors, Century Leasing System, Inc.

Standing Corporate Auditor (outside corporate auditor)	Yasuo Shibuichi

Corporate Auditor (outside corporate auditor)	Takashi Minagawa

Corporate Auditor (outside corporate auditor)	Shigekazu Matsui

Corporate Auditor (outside corporate auditor)	Masahiko Sumida